UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               REMEDENT USA, INC.

                 (Name of Small Business Issuer in its charter)

Nevada                                                                86-0837251

(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



1220 Birch Way
Escondido, California,                                                   92027
(Address of principal executive offices)                              (Zip Code)


Issuer's telephone number     (760)781-3333


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                           Name of each exchange on which
    to be registered                     each class of stock is to be registered

Common Stock, par value $.001 per share           OTC:BB   Symbol: REMM


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

                                (Title of Class)

                                TABLE OF CONTENTS

PART  I                                                                     Page

ITEM 1.     Description of Business ........................................   3

ITEM 2.     Management's Discussion and Analysis of Financial
            Condition and Results of Operations.............................  10

ITEM 3.     Description of Properties.......................................  21

ITEM 4.     Security Ownership of Certain Beneficial Owners
            and Management .................................................  23

ITEM 5.     Directors, Executive Officers, Promoters and
            Control Persons ................................................  24

ITEM 6.     Executive Compensation..........................................  31

ITEM 7.     Certain Relationships and Related Transactions..................  32

ITEM 8.     Description of Securities.......................................  33


PART  II

ITEM 1.     Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters.....................  34

ITEM 2.     Legal Proceedings...............................................  37

ITEM 3.     Changes in and Disagreements with Accountants...................  37

ITEM 4.     Recent Sales of Unregistered Securities.........................  37

ITEM 5.     Indemnification of Directors and Officers ......................  38


PART F/S    ................................................................  39

PART III

ITEM 1      Index to Exhibits...............................................  71

FORWARD LOOKING STATEMENTS

IN  ADDITION  TO  HISTORICAL  INFORMATION,  THIS  FORM  10-SB  CONTAINS  CERTAIN
FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND THE COMPANY DESIRES TO FALL WITHIN THE "SAFE HARBOR" PROVISIONS THEREOF. THIS STATEMENT IS INCLUDED HEREIN FOR THE EXPRESS PURPOSE OF AVAILING THE COMPANY OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH
RESPECT TO ALL OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. SUCH FORWARD-LOOKING STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE, AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SUBSTANTIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS. THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "PROJECTED," "PLANS," "PLANNED," "OBJECTIVE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

PART  I

ITEM 1.       DESCRIPTION OF BUSINESS

(a)      BUSINESS DEVELOPMENT

         (1)      Form and Year of Organization
                  -----------------------------
         Remedent USA, Inc. (the Company) was incorporated under the laws of Arizona in September 1996 for development and marketing of a new single-handle toothbrush, gumbrush and tongue cleaner that would significantly improve oral care at an affordable price. The Company has begun marketing the Remedent Toothbrush in a limited number of markets.

         Since its inception the Company, nor its successor has been a party to any bankruptcy, receivership or similar proceeding.

         (2)      Stock Exchange Agreement
                  ------------------------
         On October 2, 1998, the Company entered into a stock exchange ("Stock Exchange Agreement") with Resort World Enterprises, Inc., a Nevada corporation ("RWE"), whereby all of the issued and outstanding shares of common stock of the Company were exchanged for approximately 79% of the issued and outstanding shares of common stock of RWE. RWE was a "public company" whose stock is traded on the over-the-counter bulletin board ("OTC") market. Under the terms of the Stock Exchange Agreement, the Company became a wholly owned subsidiary of RWE. The Stock Exchange Agreement further required: (i) that all of the officers and directors of RWE resign and that the officers and directors of Company prior to the merger be appointed as the officers and directors of surviving company; and
(ii) that the name of the RWE be changed to Remedent USA, Inc. Consequently, the parent company is now known as Remedent USA, Inc. and all business is conducted through the parent company.

         This Disclosure Statement is being filed for the purpose of allowing Remedent USA, Inc., to maintain its listing on the Over-The-Counter Bulletin Market exchange.

(b)      BUSINESS OF THE ISSUER

         (1)      Principal Products or Services and their Markets
                  ------------------------------------------------
         The Company's primary product is the Remedent Toothbrush. This combination toothbrush, gumbrush and tongue cleaner are considered by the Company to be unique. The Remedent Toothbrush consists of a twin-headed brush at one end and a toothbrush with an underside tongue cleaner at the other. Its price point is within the premium toothbrush segment. The triple action of Remedent Toothbrush targets the gums, teeth and tongue, improving the odds for better overall oral hygiene.

         The Company considers the toothbrush portion of the Remedent Toothbrush to be equal to or better than other high premium toothbrushes. The Company incorporated the best features of all other high quality brushes into the toothbrush. The comfortable wide design provides a greater number of tufts for more effective plaque removal in less time. This toothbrush has three applications:

     1. To clean facial teeth and chewing surfaces (used like a regular toothbrush).
     2.   To loosen gum plaque by brushing.
     3.   The tongue scraper used to scrape loosened plaque from the tongue.

         Plaque continuously builds up on the tongue. The Remedent Toothbrush helps to loosen and pull away this plaque for a fresher breath and eliminates the plaque from returning to the teeth. Several tongue cleaners have recently been introduced in the marketplace. In most drug stores, as many as four tongue cleaners are available ranging in price from $2.99 to $30.00 each. The Company believes that Remedent Toothbrush has an equivalent tongue cleaner built right into the underside of the toothbrush end of the handle. Moreover, Remedent Toothbrush's tongue cleaner has one great advantage over all other tongue cleaners -- plaque can be removed from the tongue faster, easier, and more effectively if the tongue is brushed before the tongue cleaner is used. Only Remedent Toothbrush has a brush along with the tongue cleaner.

         The gum brush portion of the Remedent Toothbrush consists of twin brushes that face each other. The bristle configuration of the twin headed gumbrush ensures the user of a thorough cleaning. It automatically and simultaneously brushes teeth and gums inside and outside, with easy access to back teeth, where gums have the highest incidence of gum disease. The Remedent Toothbrush uses real nylon bristles in its gumbrush. This assures that the gumbrush is absolutely safe and comfortable to use due to the gentle massage it delivers.

         The Company believes that consumers of the Remedent Toothbrush receive exceptional value because they are purchasing a toothbrush, a gum brush and a tongue cleaner for the price of a premium toothbrush.

         (2)      Distribution Methods:
                  --------------------
         The  products  are sold via  retail,  mass  merchandisers,  drug  store distribution and food and drug wholesalers. We also sell to dental professionals, wholesale distributors, multi-level marketing companies and private individuals. Our current primary distributors and their correlating percentage of market share from April 1, 1999 until to the present date consists of CVS with 47% of the sales, Consolidated Stores, 10%; Bergan Brunswig Drug Company, 9%; Nutrition For Life, 6%; and McKesson Distributors with 4% of sales. We currently sell to two Japanese companies; Trendy Corporation and Sun Dental totaling 5% of sales. The remaining nineteen percent (19%) of the distributors include numerous dentists and smaller retail companies such as Longs Drug Stores on the West coast and Minyards Stores in Texas.

         All products are shipped from Hong Kong to Long Beach and delivered to a "bonded" warehouse (Charles Schayer) in Phoenix, Arizona (the "Warehouse"). The Warehouse stores the product until such time as the Company needs delivery. The Company pays an import tax when the product is shipped. The compensation paid to the Warehouse varies depending on the amount of the inventory stored at the Warehouse. Current compensation averages $300 per month to Charles Schayer.

         The Company leases approximately fifteen hundred (1,500) square feet of office and warehouse space in Scottsdale, Arizona. When product is required, Schayer ships to our warehouse in Scottsdale and order fulfillment is provided by this facility. In September 1999, the Company entered into a lease agreement with DEK Enterprises for the use of warehouse space in Phoenix, AZ., effective January 1, 2000. This new facility is 3300 square feet with a base rent of $2,064.60 per month. This should eliminate the need for additional warehousing with Schayer.

         (3)      Status of any Publicly Announced or New Product or Service
                  ----------------------------------------------------------
         The Company is currently working on the development of eight (8) additional products that fall within the oral hygiene category. Details regarding future products cannot be set forth in this document to maintain proprietary safeguard of the Company's new product development. The Company has not secured patent protection for new products and must protect these products as a trade secret.

         (4)      Competitive Business Conditions
                  -------------------------------
         Currently, there are more than 200 competitors sharing the oral hygiene market. Broader ranges of companies are active in the toothbrush category than in other categories of the oral hygiene market. The top two marketers responsible for 41% of toothbrush retail sales in 1996 relied on a single expanded brand line: Colgate-Palmolive's Colgate (19%) and Gillette's Oral B (22%). Johnson & Johnson (Reach) 15% and Procter & Gamble (Crest) 10% occupy the middle echelon. SmithKline Beecham and its Aquafresh maintained 5%. Mentadent (a product of the Unilever Group) has 6% of these segment sales. Private label marketers are relatively strong in the toothbrush category. They reached a combined share of 7% of toothbrush retail dollar sales. The Company operates in the oral care industry in which leading marketers have done an outstanding job of creating public awareness of the need for better gum care. Ironically, none of them have offered consumers a viable product that effectively addresses gum disease.

         In the USA, only one company (Dentrust) has emerged with a brush that offers a solution to gum disease. They launched the product in 1992 and within four years captured a share of the high premium market. Unfortunately, the product has numerous design flaws, outstanding among them the use of molded bristles as opposed to the very soft bristles that are recommended by dental professionals. This has hurt their ability to keep the consumers who acted upon the impulse to try their product. This competitor is of virtually no threat to Remedent Toothbrush, as evidenced by the fact that many stores are replacing the competitor product with Remedent Toothbrush.

         The primary advantage these competitors have over Remedent is capital and the ability to make consumers aware of their products. Remedent plans to raise $5 million in capital through a private placement. (See Change of Control-page 24)

         (5)      Principal Suppliers
                  -------------------
         The Company currently sources equipment and inventory from multiple vendors, but there is no assurance that it will be able to continue. Although multiple manufacturers currently produce or are developing equipment which the Company believes will enable it to meet its current and anticipated operational requirements, no assurance can be given that such equipment will always be readily available on commercially reasonable terms. Further, the Company does not manufacture, does not have the capability to manufacture, and does not anticipate establishing the capacity to manufacture its products.

         The Company's founders developed and built all of the tooling necessary to produce Remedent Toothbrush. The tooling and production machinery has been and is located at the Shummi-Asia production plant, located in Shen Zhen, China. They have the capacity to assemble the entire requirement for packaged individual toothbrushes.

         Existing production tooling is capable of processing and packaging 35,000 Remedent Toothbrushes per day. This production plant acts as the Company's major subcontractor. This subcontractor's current production capacity is 1,000,000 units per month, with the ability to increase the productivity to any level with a 3-month advance notification. There are approximately 15 additional subcontractors throughout the world that have the same production capacity as the current subcontractor. The Company is working to establish contingency manufacturing capacity in the event that there arises a problem with the current subcontractor. Our tooling can be moved on very short notice to any other subcontractor of our choosing. This would assure that any break in production needs would be minimal. Contingency tooling is also in our control in the case of any problem with the current subcontractor, and can be placed into production in any country in the world upon relatively short notice

         All raw materials for our product are of USA origin. Shummi-Asia orders all raw materials directly from Eastman for the propionate used in the plastic injection process of the handles. The bristles are made of Dupont Tynex and ordered from Dupont. All product delivered from China is store ready. All shipping and display units are from Tharco in Phoenix, AZ. All raw materials are readily available and the Company does not anticipate any significant setbacks in the event that Dupont or Eastman were to become unable to provide the raw materials.

         (6)      Major Customers
                  ---------------
         The Company is not currently dependent on a small number of major customers but depends upon a large customer base. The Company's major customer are CVS Drug Stores (4400 stores), Fred Meyer (336), Longs Drug (350). As we expand our distribution and implement the full marking plan, the number of major customers will continue to grow.

         (7)      Intellectual Property
                  ---------------------
         The Company relies upon a combination of patents and patents pending, proprietary technology and know-how, trademarks, confidentiality agreements and other contractual covenants to establish and protect its technology and other intellectual property rights. There can be no assurance the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of that intellectual property, or that the Company's competitors will not independently develop products substantially equivalent or superior to the Company's products. The Company believes its business as currently conducted does not infringe upon the valid proprietary rights of others, but there can be no assurance third parties will not assert infringement claims against the Company and that, in the event of an unfavorable ruling on any such claim, a license or similar agreement to utilize the technology relied upon by the Company in the conduct of its business will be available to the Company on reasonable terms, if at all. The loss of such rights (or the failure by the Company to obtain similar licenses or agreements) could have a material adverse effect on the Company's business, financial condition and results of operations

         Eight (8) United States Patents have been issued and one patent application has been allowed and is expected to be issued for the Remedent Toothbrush (collectively, the "Patents"). Patents issued:

         Patent Number                 Date of Patent
         -------------                 --------------
         5,934,762                     August 10, 1999
         5,758,380                     June 2, 1998
         Des. 386,315                  November 18, 1997
         Des. 401,414                  November 24, 1998
         Des. 401,415                  November 24, 1998
         Des. 401,416                  November 24, 1998
         Des. 401,417                  November 24, 1998
         Des. 401,418                  November 24, 1998
         Japan 1024644                 Date Unidentifiable (in Japanese)
         Korea                         Number unknown at this time

         Patents have also been granted in Korea and Japan. Other patents are pending on a worldwide basis. The Company has also filed trademark applications on the names "Remedent" and "Remedent Jr." (Collectively, the "Trademarks"). On November 1, 1999, Trademarks were applied for "The only toothbrush officially endorsed by the tooth fairy" and "Three heads are definitely better than one". The Patents, Patent Pending, and Trademarks are all intellectual property assets of the Company.

         While Jean Louis Vrignaud was the registered owner of the Patents and Patents Pending, he has assigned the Patents and Patents Pending to the Company and such assignment have been filed with the United States Patent and Trademark Office. The Patents and Patents Pending were assigned to the Company pursuant to the terms of the Marketing Agreement. The Company is obligated to pay to Mr. Vrignaud a royalty equal to four and one-half percent (4 1/2%) of the Company's sales based upon the wholesale price. Total royalties payable under the Royalty Agreement is limited to a maximum of $2,000,000.

         (8)      Governmental Approval
                  ---------------------
         The Company has approval from the FDA under Owner/Operator Information Number 9028776 and Registered Establishment Information Number 2030888 and the Establishment Type is Initial Distribution and Specification Developer. This annual registration of device establishment with the Department of Health and Human Services, Public Health Service will expire 12-31-2001.

         (9)      Probable Governmental Regulation
                  --------------------------------
         The Company does not anticipate any further requirements or any future government regulations concerning our product.

         (10)     Research and Development
                  ------------------------
         R & D costs have been minimal. For our first three fiscal years the Company spent a total of $6,186. Because the patented design of the Remedent Toothbrush was developed under the direction of Mr. Vrignaud, the Company has not incurred substantial research and development costs for its current product due to Mr. Vrignaud's efforts. Therefore, no R & D costs at this time have been passed onto the customers. The Company, however, has established a R & D team that will work along with outside consultants to develop and adopt new products, whereupon the Company anticipates that it will allocate three percent (3%) of its gross revenues to research and development. From April 1, 1999 to December 31, 1999, the Company has spent approximately $83,238 on research and development.

         (11)     Costs and Effects of Compliance with Environmental Laws
                  -------------------------------------------------------
         The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law because such regulations are inapplicable to our products and their manufacturing.

         (12)     Employees
                  ---------
         The Company is a development stage company and currently has four employees in addition to executive officers who are compensated for their time contributed to the Company. At such time as the Company enters into active contracts with additional joint ventures, the number of employees is expected to increase to at least 6 full-time employees, as is the compensation of executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for employees and their availability will be addressed in connection with a decision whether or not to expand into various markets.

         The Company is therefore dependent on the efforts and abilities of its senior management. Senior management is composed of Ms. Rebecca Inzunza, President, Chief Executive Officer, and Director; Robert E. Hegemann, Treasurer, Director and Senior Vice President, and Stephen J. Grassbaugh, Chief Financial Officer, Kenneth J. Hegemann, Vice President, Research and Development. The loss of any of these key employees could have a material adverse effect on the business and prospects of the Company. The members of the Board of Directors of the Company believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure of any key personnel from the service of the Company. There can be no assurance, however, that upon the departure of any key personnel from the service of the Company that replacement personnel will cause the Company to operate profitably. The Company currently carries a life insurance policy for Kenneth Hegemann. Other than Mr. Hegemann's policy, The company has no key man life insurance with respect to any of its executive employees.

         Currently the Company has not entered into employment agreements with any executive officers or key employees. The Company anticipates that it will negotiate employment contracts with executive officers and key personnel in the near future.

(c)      REPORTS TO SECURITY HOLDERS
         ---------------------------
         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. We anticipate being deemed a reporting company 60 days after the Company's filing of this Form 10-SB. To the extent that the Company is required in the future to deliver annual reports to security holders through its status as a reporting company, the Company intends to deliver annual reports. Also, to the extent the Company is required in the future to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company intends to deliver annual reports. If the Company is not required to deliver annual reports in the future for any reason, the Company does not intend to go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy materials contained in the Company's files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Remedent USA, Inc. is a development stage company with a limited operating history upon which an evaluation of the Company's prospects can be made. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the financial statements and the related notes to each statement appearing elsewhere in this Form 10-SB. In addition to historical information, the following discussion and other parts of this Form 10-SB contains forward-looking information that involves risks and uncertainties. The company's future could differ materially from that discussed here. Factors that could cause or contribute to such differences include, but are not specially limited to, failure to satisfy performance obligations, timely product manufacturing, changes in various markets the company serves, as well as the other risks detailed in this section. The Company does not undertake to update the results discussed herein as a result of changes in risks or operating results.

         The Company has limited operating history upon which an evaluation of the Company's prospects can be made. The Company has had only limited revenue from its operations through March 31, 1999 and there can be no assurances as to when the Company will commence generating substantial revenues, or that it will be profitable once substantial revenues are generated. The Company's prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever changing industry and the research, development, manufacture, commercialization, distribution, procedures, and products and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

(a)      PLAN OF OPERATION

         (1)      Overview.
                  ---------
         Our double-ended toothbrushes allow people to brush their teeth, massage gums and clean the tongue in one easy effective session. In addition, Remedent's gumbrush is the first brush designed specifically for the gums. In the first quarter of 2000, Remedent intends to focus on expanding primarily into the Pacific Northwest. This geographic area was decided based on management's research in which management sought to select markets with high Infoscan indices of toothbrush buyers and users, and implement, on an expanding regional basis, an integrated marketing plan, which will focus on Remedent's new marketing position and advertising program aimed at creating trial and consumer awareness. In August of 1999, Remedent began developing the new packaging, which was completed in October of 1999. The new marketing slogan, "Three heads are definitely better than one", will position our product with a major point of difference in comparison to our competitors; that it is the only complete oral care system today.

         Remedent USA, Inc. is a developmental stage company and has created very little revenue thus far. As of December 31,1999, the Company had accumulated a loss of approximately $1,569,530, an amount which accrued during the development of the toothbrush and various packaging and test markets. Remedent expects our operating losses to continue until the Company can establish sufficient sales base and enter into sufficient retail markets to cover the operating expenses.

         (2)      Reverse merger treatment.
                  ------------------------
         Remedent was incorporated in the state of Arizona on September 30, 1996, as Remedent USA, Inc. On October 2, 1998, Remedent USA completed a merger with Resort Word Enterprises, a Nevada corporation. Resort World Enterprises was the surviving entity in that transaction and, as part of the transaction Resort World Enterprises changed their name to Remedent USA, Inc. At the time of the merger, Remedent owned all of the intellectual property, currently in use. As a result of the merger, the former shareholders of Resort World obtained all of the issued and outstanding stock of Remedent USA in exchange for 9,666,120 shares (79%) of newly issued and restricted stock of Resort World Enterprises. Accordingly, in conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse merger" and the accounting survivor is Remedent USA, Inc. The audited financial statements for the fiscal year ended March 31, 1999 are those of Remedent USA, Inc. This discussion will rely on the proforma-audited financials for the year ended March 31, 1999.

         Previously, Resort World Enterprises Inc. had signed a non-binding Letter of Intent (LOI) with the public company of Dino Minichiello Fashions Inc., (a public company trading on the OTC:BB as DMFI) detailing the stock exchange (merger) process between the two companies. Resort World's management hired its own consultants and attorneys to execute the required steps to merge the two companies together prior to signing the actual agreements. Also, the NASD permitted the trading to begin, using the new symbol and a few trades were executed under the new symbol "RERT". However, the terms of LOI were not met by Resort World and the negotiations were terminated. It was decided that although the merger was terminated and shares were traded under the symbol RERT (even though Dino Minichiello Fashions Inc., name and symbol had not officially changed), that DMFI should change its name and symbol to Resort World Enterprises Inc. and RERT. Therefore all corporate records pertaining to DMFI applied to RERT.

         (3)      Financial Conditions
                  --------------------
         During 1997, the Company expanded distribution of its products to retail stores on a limited basis. For the fiscal year ending March 31, 1999, the Company reported a Profit/Loss of ($554,965). The accumulated losses are a result of product sales and marketing costs, new customer slotting fees, operations, promotions, and selling expenses. To date, the Company has funded product development, tooling and operations with internal and private funding. Before the merger, dentists, owners and other private investors, for the purchase of common stock, had injected a total of $1.2 million. Subsequent to the merger, $200,000 was attained through a 504 private placement. In addition, the company has one $50,000 loan with Union Bank and has begun seeking capital through both a private placement memorandum and/or convertible debenture. The Company is seeking to raise $5,000,000 through this private placement and plans to expand the product nationally according to the marketing plan. Funding will be used primarily for product placement fees, introductory allowances for new stores, marketing, promotion and selling expenses, inventory, and R & D. The Company reasonably believes that the net proceeds from this effort, assuming the maximum amount is raised, plus cash generated from operations will be sufficient to fund its operations through year four of its financial projection.

         (4)      Future Projections
                  ------------------
         After the phased national expansion plan is implemented on a regional basis over a four-year period, the Company projects gaining a 10% - 15% share the premium toothbrush category by mid 2004. The premium category accounts for 42% of what will reach $867 million dollar retails sales in the year 2001. The Remedent Toothbrush & Gumbrush is sold via a number of marketing channels, the most important being food, mass merchandisers and drug stores. A significant element of the Company's marketing plan is the blueprint for reaching and placing our product in retail stores. The Company has established a national commissioned broker organization for this purpose. Within the broker organization, individual brokers with well-established relationships with buyers make the actual sales. The Remedent broker organization has access to 65,000+ stores in the United States that currently sell toothbrushes.

         The Company's brokers are working aggressively toward placing REMEDENT in a large number of stores as quickly as possible.

         Externally, the toothbrush market is expanding and there is a demand for more "high-tech" products. To take advantage of this demand, the Company is planning an aggressive campaign of "awareness" aiming in three directions -- retailers, consumers, and dentists.

         The volume projection for REMEDENT in its fourth year is 22.3 million toothbrushes, which represents less than 1% of the current world market. The Company also projects that its products will be selling in 65,000+ stores in the USA by its fourth year, and in several foreign countries.

         (5)      Change of Accounting System
                  ---------------------------
         Accounting methods and systems have not been changed since inception. The Company has thoroughly reviewed and revamped accounting procedures as of August of 1998. From October of 1997 through last quarter of 1998, the accounting firm had allocated various expenses incorrectly. As an example, a portion of the Sales and Marketing expenditures for 1998 were included in Cost of Goods Sold, thus, not reflecting the true sales and marketing expenses and increasing the Cost of Goods Sold and decreasing the gross margin. All incorrect entries have been taken into consideration for the finalizing of all financials for this report.

         Remedent has always and still operates in two states. The Company headquarters in California controls the majority of the accounting functions, while accounts receivable and inventory is managed from the warehouse in Arizona. Using one system for both locations was expensive and difficult. At the end of each month, totals for accounts receivable was entered through journal entries into the California system for reconciling and financial totals. As of November of 1998, we have merged both locations, which allows up to date information and provides for easier management decision-making and analysis. As of August of 1999, the Company feels that the accounting system is current and correct and believes the existing accounting software is adequate for the next two years before new software is mandatory.

(b)      Analysis of Financial Condition and Results of Operations

         (1)      Results of Operations
                  ---------------------
         The following table summarizes the results of our operations for the years ended March 31, 1997, 1998 and 1999 and for the interim periods of June 30, September 30, and ended December 31, 1999.

                                                         Remedent USA, Inc.
                                                            Statement of
                                                             Operations

                               Three Months       Six Months       Nine Months                    Year Ended March 31,
                                   Ended            Ended             Ended            Audited          Unaudited        Unaudited
                               June 30, 1999     Sep 31, 1999      Dec 31, 1999          1999             1998             1997

Revenues                          188,860           280,037           373,628           323,262          291,441           30,694

Cost of Goods Sold                 77,384           105,537           146,690           110,240          171,286          144,653

Gross Margin                      111,476           174,501           226,938           213,027          120,155        (113,959)

General & Administrative          116,021           299,432           528,533           555,563          225,599           52,186
Sales                              44,221           107,513           226,485           248,846          103,671           24,224
Research and Development           10,131            28,711            44,396                 0            2,873            3,313

Total Operating Expense           170,373           435,656           799,414           804,409          333,143           79,723

Operating Income/Loss            (58,897)         (261,155)         (572,476)         (591,382)        (211,988)        (193,684)

Interest Expense                  (1,694)           (3,043)           (4,872)             3,668          (3,054)            (556)

Other Income                      (2,182)           (2,121)           (2,113)           (4,709)         (17,236)                0

Estimated Taxes                         0                 0            (1900)                 0                0                0

Net Income (Loss)                (62,774)         (266,318)         (581,361)         (590,341)        (232,277)        (194,238)

Net Income (Loss Per             ($0.005)           ($0.02)           ($0.05)           ($0.47)          ($0.59)          ($1.45)
Share)



         Our expenses have exceeded our revenues for each fiscal period since our inception. Remedent has generated $373,628 in revenue from product sales during the last three quarters of 1999. The Company expects that its revenues will increase as a result of our efforts to build a larger retail market during the expansion phase beginning first quarter of 2000. The Company expects that as it implements the business plan revenues will grow.

         From period to period there have been fluctuations in revenues and expenses. This is due to the fact that from 1997 to 1998 there was increased retail distribution. From 1998 to 1999, revenues did not increase significantly due to the marketing company's lack of an integrated marketing plan to support the product with a retail distributor and their inability to saturate any given market. All that was accomplished during these twelve months was a constant replacement of one unsatisfied retail distributor with a new retail distributor. The lack of increase in revenues from March of 1999 through December of 1999 was due to a change in marketing companies. This was a slow transition due to the prior marketing company's unwillingness to cooperate, the time required for the new company to conduct an initial market research, and packaging improvements. During this same time period, the main objective was to protect the existing base business during this transition.

         In light of the time Remedent USA, Inc has been in business and the fact that neither Resort World Enterprises Inc. nor Dino Minichiello Fashions, Inc. engaged in the type of business which Remedent USA participates, the Company believes that comparisons with subsequent periods would neither be particularly informative nor helpful. Furthermore, since Resort World had no assets or liabilities prior to the merger, the total assets and liabilities of the new Remedent USA, did not change. Based upon our recent financial statements and the campaign to expand and implement an integrated marketing plan, the Company feels it may be necessary to pursue bridge financing or a Private Placement Memorandum (506) for the company's survival. Remedent is currently investigating a $1 million dollar convertible debenture, which could fund the company's ability to expand into the Pacific Northwest. With the PPM or bridge financing, in addition to continuing revenues, the company could maintain operations and expansion without doubt through the year 2000. The second year expansion into the rest of the country would require additional funding of approximately $4 million dollars. The Company believes the sales will continue to increase once the new marketing begins distribution and as brand name awareness for Remedent Tooth & Gumbrush grows and improves.

         General and administrative costs for 1998 were $225,599and for 1999, $555,563; an increase of $329,964. This reflects the increased personnel, payroll tax, advertising, and accounting, as well as the hiring of an investor relations company to create awareness for REMM stock and the implementation of key person life insurance. As of December 31, 1999, general and administrative costs totaled $528,533. These expenses included increased advertising, two new investor relation firms, and the hiring of a CFO. Due to minimal sales in the last three quarters of 1999 and increased expenses, the majority of financing was derived from funds on a 504 private placement, a loan from Ms. Inzunza, and a loan from Union Bank of Arizona, in addition to revenues received from sales and deferring payments on accounts payable. Remedent expects sales to increase by second quarter of 2000.

         Sales and Marketing costs for 1998 were $103,671 and for 1999, $226,485, an increase of $122,814. A portion of the Sales and Marketing expenditures for 1998 were included in Cost of Goods Sold, thus, not reflecting the true sales and marketing expenses. Because of this accounting error, our Gross margin was decreased according to the financials. The increased portion of the sales and marketing expenses for 1999 and all interim periods are due to product sampling, traveling, salaries, discounts to retailers, outbound freight, and the rectification of sales and marketing expenses

         Research and Development expenses have increased due to new products that the Company is developing. These costs reflect salaries and prototype materials. The Company did not incur significant research and development costs prior to May of 1999, since these costs were incurred prior to the acquisition of the patents. The Company anticipates allocating three percent (3%) of sales to research and development budget. The Company is currently working on the development of eight additional products that fall in the oral hygiene category.

         (2)      Quarterly Trends
                  ----------------
         The Company does not anticipate significant "seasonal" changes in its operation. The Company's product is a toothbrush people use on a daily basis for oral hygiene and as such we predict that sales will generally remain unchanged throughout the year. The Company projects that sales will increase gradually throughout the year, as distribution increases and awareness of the product grows. The Company believes that revenues will grow consistently over the next five years. The Company believes that increases in its revenues should be reasonably steady from quarter to quarter based on the fact that the initial product development and packaging is completed and that Remedent currently maintains fairly steady and identifiable growth and expenditure rates. Remedent believes our revenues will come from product sales with retailers.

         (3)      Liquidity and Capital Resources
                  -------------------------------
         Since its inception, the Company has funded its cash requirements through issuance of common stock. The Company has used the funds from those transactions to fund its operations, sales and marketing, advertising, general and administrative expenses and general corporate expenses. In January of 1999, Ms. Inzunza loaned the Company $50,000 at 7% interest which has been paid back throughout the year, and as of December 31, 1999 the amount owed, including interest, was $2,114. In December of 1998, Remedent received a loan from the Bank of Arizona for $50,000 for a period of one year at 10%. Remedent is currently applying to extend the loan, which is in default. The two potential areas of capital could also come from a private placement memorandum and a convertible debenture.

         A summary of our audited balance sheet for year ended March 31, 1999 and unaudited balance sheets for years ending March 31, 1998 and March 1997 and our interim statements for June 30, 1999, September 30, 1999 and December 31, 1999 are shown below.

                                                         Remedent USA. Inc.
                                                           Balance Sheets

                                    Three Months        Six Months       Nine Months               Year Ended March 31,
                                        Ended              Ended             Ended         Audited      Unaudited      Unaudited
                                    June 30, 1999       Sep 31, 1999      Dec 31, 1999       1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------
Cash/Cash Equivalents                    14,439             63,961           19,707         89,382       101,166          2,877
Current Assets                          288,154            266,121          229,156        302,474       426,949         89,979

Total Assets                            355,475            333,600          300,216        360,486       481,320        108,424

Current Liabilities                     235,461            362,645          603,355        191,330       107,363         92,537
Total Liabilities                       238,239            364,914          605,126        191,330       107,363        218,408

Total Stockholder Equity                117,236           (31,315)        (304,910)        167,527       373,956      (109,984)

Total Liabilities  &
Stockholder Equity                      355,476            333,599          300,216        360,486       481,320        108,424


         Liabilities as of the end of fiscal year 1998 totaled $107,363 and increased to $191,330 by the end of fiscal year 1999. This increase of $83,967 reflects the $50,000 from Union Bank of Arizona, accrued royalties, loan from Ms. Inzunza,, and accrued expenses. Liabilities for the interim period beginning April 1, 1999 and ending December of 1999 totaled $ 605,126 an increase of $412,025 from year ending 1998. This is due to an increase in accounts payable during the last quarter of 1999, for approximately $150,000 in expenses for the development of new packaging. This also reflects an accrual of deferred payments to our vendors, and accumulated salaries for officers. Remedent currently has no material long-term debt. The Company does not have any gains or losses from foreign currency transactions, nor does it have any unrealized gains or losses from investments.

         Our actual expenses and revenues could vary materially from the amounts the Company anticipates or budgets, and such variations may affect financing needed for our operations. Accordingly, there can be no assurances that the Company will be able to obtain the capital that Remedent will require.

         The Company currently estimates that it will initially require $1,000,000 for the first year and $4,000,000 within the following year to fully develop its products and services in accordance with its business plan. To the extent that the Company will require the amounts necessary to fund its business plan through the issuance of equity securities, the then-current shareholders may experience dilution in the value per share of their equity securities. The acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on that indebtedness, and could render the Company vulnerable to competition or economic downturns.

         (4)      Risk Factors
                  ------------
         Development Stage Company. The Company is a development stage company and has recently begun commercially marketing its products. The Company's long-term viability, profitability and growth will depend upon successful commercialization of its products. As a development-stage company, the Company has no relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new product in the evolving, highly competitive dental care industry, which is characterized by an increasing number of market entrants, and intense competition. In addition, significant challenges are often encountered in shifting from development to commercialization of new products.

         Need to Manage Expanding Operations and Key Employees. If the Company is successful in achieving market acceptance of its products, it will be required to expand its operations quickly, requiring the establishment of technical operations, system administration, and sales and marketing in each target market. This will likely result in new and increased responsibilities for management and place significant strain on the Company's management, operating and financial systems and other resources. To accommodate such growth and compete effectively, the Company will be required to implement and improve information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively. There can be no assurance the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations.

         The Company is dependent on its ability to continue to attract and retain qualified technical, managerial and marketing personnel. There is intense competition for qualified personnel in the retail industry, and there can be no assurance the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Loss of the services of (or the failure to recruit) qualified technical, managerial or marketing personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

         Limited Intellectual Property Protection. The Company relies upon a combination of patents and patents pending, proprietary technology and know-how, trademarks, confidentiality agreements and other contractual covenants to establish and protect its technology and other intellectual property rights. There can be no assurance the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of that intellectual property, or that the Company's competitors will not independently develop products substantially equivalent or superior to the Company's products. The Company believes its business as currently conducted does not infringe upon the valid proprietary rights of others, but there can be no assurance third parties will not assert infringement claims against the Company and that, in the event of an unfavorable ruling on any such claim, a license or similar agreement to utilize the technology in question relied upon by the Company in the conduct of its business will be available to the Company or reasonable terms, if at all. The loss of such rights (or the failure by the Company to obtain similar licenses or agreements) could have a material adverse effect on the Company's business, financial condition and results of operations.

         Potential Fluctuations in Quarterly Operating Results The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which may be outside the Company's control. Factors that could affect the Company's quarterly operating results include the timing of the development and launch of the Company's products in the various target markets, the rate of acceptance of the Company's products, the effectiveness of the Company's marketing and other operations and potential competition from other entities operating in the dental care industry. Additional factors that may affect the Company's quarterly operating results generally include the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products by the Company or its competitors, price competition or pricing changes in those services, technical difficulties, general economic conditions and economic conditions specific to the Company's operations, changes in governmental regulations or control and changes in the Company's management.

         Uncertain Acceptance and Maintenance of Company Brand. The Company believes that establishing and maintaining a brand identified with the Company's products is critical to attracting and expanding its customer base. While the Company is confident that its toothbrush and the name Remedent will provide an excellent foundation for developing brand awareness, no assurance can be given that such branding will be successful. Promotion of brand awareness among users will depend, among other things, on the Company's success in its marketing efforts and the usability of its products and services, none of which can be assured.

         Significant Control by Officers and Directors. Following this offering, the Company's directors, executives and principal shareholders will beneficially own approximately 31.28% of the outstanding Securities. While this amount does not constitute a majority, if such persons act in concert, they will have significant power to elect the Company's directors and, subject to certain limitations, effect or preclude fundamental corporate transactions involving the Company. See "Principal Shareholders" and "Description of Capital Shares."

         Dependence on Single Retailing Concept; Limited Marketing Capability and Experience. Since its inception, the Company has devoted its efforts almost entirely to the development and marketing of its toothbrush and is currently dependent exclusively on revenues, if any, to be generated therefrom. It is not anticipated that the revenues generated by the sale of toothbrushes will result in meaningful revenue for the Company until a successful retail and consumer market for products is established. The failure of the toothbrushes to achieve sustained commercial viability would have an immediate material adverse effect on the Company. This will require substantial marketing efforts and the expenditure of significant funds by the Company and its strategic marketing partners, if any. There can be no assurance that the efforts of the Company or its strategic partners will be successful or that the Company's toothbrush will ever achieve acceptance of any level in the market. Moreover, the Company has limited independent marketing capabilities and experience. See "Business."

         Competition. Competition in the retail sale of toothbrushes is intense. The Company expects significant competition with existing and new competitors. See "Business -- Competition."

         Uncertain History of RWE. The Company does not have a lot of information about Resort World Enterprises, Inc., a Nevada corporation ("RWE") prior to the share exchange that occurred in October 1998. As the successor company to RWE, the Company may have inherited liability for securities law violations committed by RWE. However, the Company is not aware of any such violations.

         (5)      OTC Bulletin Board Eligibility Rule
                  -----------------------------------
         In January of 1999, the SEC granted approval to the NASD OTC Bulletin Board Eligibility Rule 6530 which requires a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have filed this registration statement in order to become a fully reporting company and list our common stock on the OTC Bulletin Board. The SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement and preparing annual and quarterly reports. If the SEC does not reach a position of no comment with regard to this registration statement prior to March 2000, we will lose our listing on the OTC Bulletin Board, which may have an adverse impact upon the market for our common stock. We anticipate trading on the OTC Bulletin Board soon after this registration statement is declared effective.

         (6)      Year 2000 Compliance
                  --------------------
         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of its facilities. The Company has been working on a due diligence testing of its year 2000 compliance. The year 2000 issue is grounded in that many computer systems process transactions based on storing two digits for the year of a transaction (for example, "96" for 1996), rather than a full four digits. Systems that process year 2000 transactions with the year "00" may encounter significant processing inaccuracies and even inoperability. Many companies will incur significant costs to make the needed software changes.

         The Company has completed a due diligence testing of its year 2000 compliance and has not found any problems to date. The testing included information technology and non-information technology systems, as well as inquiries to third parties with which the Company have material relationships (vendors and customers), regarding their state of readiness. The cost of any further year 2000 initiatives is not expected to be material to the Company's results of operation or financial position.

         The Company has identified major suppliers and other third party vendors integral to the operations of the Company's business. The Company will initiate communications with those suppliers and third party vendors to assess their readiness to handle Year 2000 problems. However, the Company has no control over and cannot predict the corrective actions of these third party vendors and suppliers. The Company intends to arrange, to the extent available, alternate supplier arrangements in the event that it considers a third party vendor to have material Year 2000 issues. Although the Company expects that it will be able to resolve any significant Year 2000 problems related to third party products and services, there can be no assurance that it will be successful in resolving any such problems. Any failure of these third party vendors and suppliers to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operations.

         The discussions of the Company's efforts relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the associated level of incremental costs could be adversely affected by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software and other unanticipated problems. The failure to correct a material Year 2000 problem could result in an interruption of certain normal business activities or operations. Such failures could materially affect the Company's results of operations, liquidity and financial condition. Because of the general uncertainty inherent in the Year 2000 problem, the Company is unable at this time to determine those consequences.

ITEM 3.  DESCRIPTION OF PROPERTIES

(a)      PROPERTIES

         Remedent currently leases 3,330 square feet of commercial warehouse and office space in the Deer Valley Northwest Airpark Business Center in Phoenix, Arizona, 85027. The building has a total of 25,000 square feet of office and common space and serves as our warehouse and fulfillment center. Remedent pays a base rent of $2,064.60 each month for our lease and an additional $ .05 per square foot for 13.87% of the common area that the Company occupies, which Remedent believes it is typical for similar premises in the area currently available for lease. This lease is for a three-year term and will expire on January 1, 2003. Remedent also leases 1,500 square feet of office space at 1220 Birch Way, Escondido, California. This single-family dwelling belongs to Ms. Inzunza consisting of 4,400 square feet and acts as the Company's main headquarters. Since January of 1998, Remedent has paid $300 per month directly to Ms. Inzunza for this office space. As of January 1, 2000, the lease amount was increased to $655. This lease is opened ended and the Company believes that with funding in place Remedent will be able to move offices to a more appropriate business center.

(b)      INVESTMENT POLICIES

         The Company currently does not have an investment policy. The Company does not have investment policies with respect to real estate or real estate interests, real estate mortgages, or securities.

(c)      REAL ESTATE AND OPERATING DATA

         (1)      Materially Important Properties
                  -------------------------------
                  The Company does not own any real estate. All properties used in conjunction with the business of the Company is leased. These properties are leased solely for the purposes of conducting the business of the Company and are not subleased to any party.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)      Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock of the date hereof with the number of outstanding shares at 12,433,780.

                                                          Shares
                                                       Beneficially   Percent of
 Title of Class         Name/Address of Owner             Owned          Class
----------------   --------------------------------   -------------   ----------
Common             Rebecca M. Inzunza (President/         2,679,495       21.29%
(Restricted)       CEO, Director)
                   1220 Birch Way
                   Escondido California, 92097

Common             Robert E. Hegemann (SAP,                 991,900        7.88%
(Restricted)       Treasurer, Director)
                   6522 East Sharon Rd.
                   Scottsdale, AZ 85254

Common             Jay W. Hegemann                          743,925        5.91%
(Restricted)       748 Vinewood, Suite C&D
                   Escondido, CA 92029

Common             Jean Louis Vrignaud                      910,000        7.23%
(Restricted)       108 Rue Due Cherche Midi
                   Paris France 75006

Common             All Officers and Directors and         5,325,320        42.8%
(Restricted)       owners of more than 5%







(b)      Security Ownership of Management

                                                           Shares
                                                       Beneficially   Percent of
 Title of Class        Name/Address of Owner               Owned         Class
-----------------  ---------------------------------   ------------   ----------
Common             Rebecca M. Inzunza (President/         2,679,495       21.29%
(Restricted)       CEO, Director)
                   1220 Birch Way
                   Escondido California, 92097

Common             Robert E. Hegemann (SAP,                 991,900        7.88%
(Restricted)       Treasurer, Director)
                   6522 East Sharon Rd.
                   Scottsdale, AZ 85254

Common             Edward E. Quincy, DDS (Director)         598,780        4.75%
(Restricted)       314 N. 14th Box 87
                   Newman Grove, NE 68758

Common             Earl Moore (Director)                      5,460         .04%
 (Restricted)
Common             William Robbins                           82,737         .65%
(Restricted)
Common             All Directors and Officers as a        4,358,372       34.61%
                   group

         (1) All percentages are calculated based upon 12,433,780 shares of common stock of Remedent USA issued and outstanding as of the date of filing this Form 10-SB.

(c)      Changes in Control

         On November 15, 1999 the Company began an effort to raise capital through a private placement of securities under the Securities Act of 1933, as amended (the "1933 Act") and Rule 506 of Regulation D promulgated thereunder. For the first traunch of the offering, the Company will issue new Common Shares totaling 2,000,000, $0.001 par value per share, at $.75 per Share. This total offering price of $1,500,000 will include one Warrant to buy one share of Common Stock of the Company at $1.50 for each Common Share at $.75 purchased. While this will not result in a change in control, the offering will reduce the percentage of ownership of the officers, directors, beneficial shareholders and all other shareholders in the company. This second traunch to fulfill the remaining $3,500,000 required, will be consistent with the basic proposal of the above offering , but differ in all prices according to stock market price at the time of the offering.

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

(a)      Identity of Directors and Executive Officers

         The Company's directors, executive officers and key employees, as of December 1, 1999, and their respective ages and positions with the Company are set forth below in tabular form. Biographical information on each person is set forth following the tabular information. Except as set forth in the biographical information below, there are no family relationships between or among any of the Company's directors or executive officers:

      Person               Age                   Position
------------------------  -----  -----------------------------------------------
Rebecca M. Inzunza         43    President, CEO and Director
Robert E. Hegemann         31    Senior Vice President, Treasurer and Director
J. Stephen Grassbaugh      46    Chief Financial Officer
Kenneth J. Hegemann        51    Vice President, Research and Development
Viviana Sempertegui        30    Vice President, International Marketing,
                                 Secretary
Norman N. Broadhurst       52    Chairman/CEO, Double Eagle Market Development
                                 Co.
Paul E. Griffith           58    President/COO, Double Eagle Market Development
                                 Co.
Jim Place                  60    Vice President, Business Development
Randy Besel                57    Vice President, Director of Sales
Earl Moore, DDS,M.S.D.,    63    Director
F.A.C.D., F.I.C.D.
Edward E. Quincy, DDS      51    Director
William Robbins            55    Director



(b)      BUSINESS EXPERIENCE

         (1)  Officers:
              --------
         Rebecca M. Inzunza, President, CEO and Director -
         Ms. Inzunza co-founded Remedent USA, Inc. in September 1996. She serves as President and Chief Executive Officer. Under the direction of Ms. Inzunza, the company specializes in development, manufacturing, and worldwide marketing of oral hygiene related personal care products. Before launching this endeavor, Ms. Inzunza was President and CEO of Curvex Corporation from 1990 to 1996. Under the leadership of Ms. Inzunza, Curvex developed worldwide distribution for personal care products including the Perfect Curves women's disposable shaver. In a position prior to Curvex, she served as a department manager with Sears Savings Bank with a budget of $500,000 per year to ensure computer networking and compatibility bank wide. Ms. Inzunza is a member of the Phi Theta Kappa Society and graduated from Mira Costa College with honors.

         Robert E. Hegemann, Senior Vice President, Treasurer, Director -
         Mr. Hegemann co-founded the company along with Ms. Inzunza and Mr. Vrignaud in September of 1996. Prior to joining the company, Mr. Hegemann gained extensive management experience as director of operations at Pro Care Laboratories and Curvex Corporation from 1986 to 1996. He was also instrumental in development of the Brushrite Automatic Toothbrush and other oral care products during his tenure with Pro Care Laboratories and Curvex Corporation. Mr. Hegemann studied Advertising at Northern Arizona University and Organizational Communication at University of Nebraska.


         J. Stephen Grassbaugh, Chief Financial Officer
         Mr. Grassbaugh has over 20 years experience in finance and accounting and concurrently serves as Chief Financial Officer for Double Eagle Holdings, Inc. He served as corporate controller for Kerr Group, Inc., a NYSE manufacturing company from 1979 until 1996 and continued employment until 1997 when Kerr was purchased by the Fremont Financial Group. Mr. Grassbaugh has a bachelor's degree from Harvard University and an MBA in Finance and Accounting from the University of California, Irvine.

         Viviana Sempertegui, Vice President, International Marketing, Secretary Mrs. Sempertegui's prior position was Project Manager at the Export
Small Business Development Center, under the direction of the Department of Commerce from January 1995. Under her management, the center successfully opened the services to the Hispanic Community and opened a new branch in cooperation with the Chamber of Commerce and First State Bank. Viviana graduated from Pan American School with a degree in Agriculture and California State Polytechnic University, Pomona, earning a degree in Business Management. Viviana began her employment with Remedent in March 1998.

         (2)      Directors:
                  ----------
         All Directors commenced their service in the capacity of a director on December 1, 1998. As of December 1, 1999, the Company's board of directors is comprised of 5 members, each of whom is elected for a term of one year. Executive officers are chosen by, and serve at the discretion of, the board of directors

         Rebecca M. Inzunza, President, CEO and Director
                  See Officers section above.

         Robert E. Hegemann, Senior Vice President, Treasurer, Director
                  See Officers section above.

         William L. Robbins, Director
         Mr. Robbins served as the Vice President of Sales for American Safety Razor Co., the second largest Razor Company in the world and largest private label razor manufacturing and Distribution Company in the world. At American Safety Razor, Mr. Robbins maintained relations with major retailers in the country such as Kroger, Safeway, Walgreen, Rite-Aid, CVS, Target and K-Mart. His extensive experience in the health and beauty care industry started over thirty five years ago and has included positions at Johnson & Johnson and Chesebrough Pond. In addition, Mr. Robbins is a past Chairman of the Private Label Manufacturers Association and currently is a member of the Board of Directors of that Association.

         Edward E. Quincy DDS, Director
         Dr. Quincy is currently President of Tri-State Dental, P.C., a company that he founded, which has twenty-one Dental offices in three states. He also owns Dental Rental, LLC, a business that manages the rental of twelve Dental-related buildings. Dr. Quincy previously served as President for Quality Kare Dental, Crofton Dental Partnership, Henderson Family Dentistry and owned a successful dental practice in Nebraska. Dr. Quincy graduated from Kearny State College in 1970 with BS Degree from the University of Nebraska-College of Dentistry in 1976 with a Doctor of Dental Surgery Degree.

         Earl Moore, DDS, M.S.D., F.A.C.D., F.I.C.D., Director
         Dr. Moore founded and has maintained a successful private dental practice since 1959, specializing in Periodontology. Dr. Moore is a member of the American Academy of Periodontology and the Southwest Society of Periodontology. He is a member and has served as President of the Southwest Society of Dental Medicine. Dr Moore is also a member and past President of the Dallas County Dental Society. He is an active member of the Texas Dental Association and the American Dental Association. Dr. Moore's extensive experience and impressive credentials in the field of Periodontology complement the eclectic talent of the Company's Board of Directors. Dr. Moore began to voice strong endorsement for Remedent Toothbrush after testing the product on his patients for 2 years, witnessing a marked improvement in gum tissue health in as little as 60 days. Dr. Moore's national acclaim as a prominent Periodontist coupled with his staunch endorsement of Remedent Toothbrush's benefits lends strong credibility to the company. He is welcomed both as an advisor, and as a professional spokesman.

         (3)      Board of Directors and Other Information
                  ----------------------------------------
         The Company's Articles of Incorporation provide for a Board of Directors consisting of a minimum of 3 and a maximum of 11 directors. The Board of Directors is currently comprised of five (5) board members. The Company is currently seeking additional qualified individuals to serve on the Board of Directors.

         (4)      Board of Directors Committees.
                  -----------------------------
         The Board of Directors currently has no special committees. However, the Company believes that it will add special committees in the near future.

(c)      IDENTITY OF SIGNIFICANT EMPLOYEES

              Name             Age               Position
         -------------------  -----   ------------------------------------------
         Kenneth Hegemann      51     Vice President  Research and Development

Kenneth J. Hegemann, Vice President, Research and Development

         Mr. Hegemann currently has approximately 8 new products to add to the Company's product line. He has developed numerous products, which have been in use since 1971, and holds more than 20 US and foreign patents for products ranging from irrigation system tools and personal care products. Mr. Hegemann was the sole owner of Hegemann Research and Development since June 1986 to his hiring in 1998 with Remedent USA. Products developed by Mr. Hegemann are now sold in over 20 countries around the world. Mr. Hegemann graduated from Lier Siegler School with a degree in Engineering Technology.

(d)      SIGNIFICANT CONSULTANTS

         (1)      Advisory Board:
                  --------------
         Ray Noel, M.D., Advisory Board Member
         Dr. Noel has been appointed to direct the Chronic Nonmalignant Pain Board, a division of Kaiser-Permanente that services the entire Portland/Vancouver WA region with about 450,000 members. He is closely involved with all studies conducted at Kaiser-Permanente Center for Health Research, a world-class research facility. Dr. Noel has been serving for the last eight years as a family physician and addiction specialist at Kaiser-Permanente Washington. Prior to this, he served as Medical Director and Administrator at Pomona Valley Community Hospital Alcohol/Drug Treatment Center, a new state-of-the-art addiction treatment center. Under his Direction, the center reached a peak income of $4 million. For 12 years, Dr. Noel served as Family Physician at Kaiser-Permanente, Oregon Region. During this period, he directed a 4-year research project on Alcoholism Treatment, which led to establishing a very successful Addiction Treatment Program. Dr. Noel served the US Navy in the Medical Corps for seven years when he received Honorable discharge upon resigning with the rank of Commander, USNR. Dr Noel graduated from Oklahoma Baptist University in 1963 with a BS degree, and Wake Forest University in 1969 with a M.D. degree. He did a Medical/Pediatrics/Surgery Internship at St. Mary's Long Beach Hospital. He is Board Certified with the American Board of Family Practice and Certified in Addiction Medicine by the American Society of Addiction Medicine.

         (2)      Outside Marketing Consultants:
                  -----------------------------
Double Eagle Market Develop Company

         On March 10, 1999, the Company entered into any agreement with Double Eagle Market Development Company. Double Eagle is to work on a consultant basis, providing sales and marketing management services and to use their best efforts to solicit wholesale orders from customers in their territory which includes the United States of America and all U.S. military installations worldwide and Canada. The customers in the territory include but are not limited to grocery, club stores, mass merchandisers, convenience, liquor, health food, military, drug, hardware and food service.

         An initial consultant fee of $10,000 was paid and each month and Double Eagle receives a minimum guarantee of $4000 which is offset partially or entirely by the 6% fee commission earned on net invoiced wholesale orders placed with the Company by Double Eagle. Double Eagle has hired outside brokers to solicit and serve the customers in the territory in a manner to maximize the Company `s sales and will compensated with 5% fee commission for all net invoiced sales generated directly by their firm. The contract is automatically extended for successive periods of 6 months and can be cancelled in writing no later than 60 days prior to the end of any 6 month period.

         Double Eagle specializes in developing marketing plans and strategic business development plans to generate sales growth and product profitability. The senior management team has a multi-year history of creating and developing creative and effective business plans that strike at the heart of the business opportunity. These plans have produced over 50 brands that generate over $5 billion in sales in today's consumer market. They are seasoned top managers with operational expertise from leading Fortune 500 companies including Procter & Gamble, Coca-Cola, Colgate, Hunt-Wesson, Del Monte, and Carnation.

         Double Eagle has restructured the advertising program and has assumed general management duties for sales and marketing. The current and most important objective is protecting existing customer base. They have completed a coordinated market expansion plan to build consumer awareness by creating trial. In addition, we have modified all sales materials to focus on Remedent Toothbrush's new market positioning. Double Eagle has partially restructured the broker network to cover all market areas and establish field sales management accountability.

         Double Eagle has extensive experience in successfully launching oral care products. Double Eagle spent 60 days reviewing the entire oral care industry along with the existing market and has assisted in restructuring the advertising program and have assumed general management duties for sales and marketing.

         One of Double Eagle Officers, Mr. Stephen Grassbaugh serves as Remedent's Chief Financial Officer and concurrently serves as Chief Financial Officer for Double Eagle Holdings, Inc.




(e)      FAMILY RELATIONSHIPS

         Kenneth Hegemann is the husband of Rebecca Inzunza. Robert Hegemann is the son of Kenneth Hegemann.

(f)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid by the Company since inception to its Chief Executive Officer and President and the next highest paid executive officers. This information includes the dollar value of base salaries and bonus awards if any. There was no other form of compensation paid to such individuals.

                                                      SUMMARY COMPENSATION TABLE
                                                                               Long Term Compensation
                               Annual Compensation                       Awards                              Payouts
------------------------------------------------------------------------------------------------------------------------------------
             (a)                  (b)       (c)       (d)           (e)            (f)            (g)          (h)           (i)
------------------------------------------------------------------------------------------------------------------------------------
Name and                                                                        Restricted    Securities
Principle                                                       Other Annual      Stock       Underlying       LTIP       All Other
Position                                  Salary     Bonus      Compensation     Award(s)    Options/SARs    Payouts    Compensation
                                 Year       ($)       ($)           ($)            ($)            (#)          ($)           ($)
------------------------------------------------------------------------------------------------------------------------------------
CEO
Rebecca Inzunza*                 1997        0         0             0              0              0            0             0
                                 1998     67,000       0             0              0              0            0             0
                                 1999     79,060       0             0              0              0            0             0

SVP - Operations
Robert Hegemann                  1997      6,930       0             0              0              0            0             0
                                 1998     39,028     1,683           0              0              0            0             0
                                 1999     40,800       0             0              0              0            0             0

CFO   Hired 4/1999
 J. Stephen Grassbaugh**         1999      6,000       0           39,000           0              0            0             0

VP R & D Hired  9/1998
Kenneth J. Hegemann*             1998     30,366       0             0              0              0            0             0
                                 1999     65,262       0             0              0              0            0             0

VP - International
Viviana Sempertegui              1999     26,216     4,663           0              0              0            0             0


         * Since May of 1999, no compensation has been paid to Ms. Inzunza or Mr. Hegemann. Salaries for Ms. Inzunza and Mr. Hegemann will be deferred until additional funding has been completed. The per month salary of Ms. Inzunza is $6700 and of Mr. Hegemann is $5025 per month. Salaries for Ms. Inzunza, Mr. Hegemann and Mr. Grassbaugh have been placed in a salary accrual general ledger each month and will be paid when the Company can adequately do so. A bonus amount of $4663 payable to Viviana Sempertegui for 1999 was also placed into the officers accrual general ledger account. At the time of payment 10% interest will be calculated on a compound basis on the amount due for each month for both Ms. Inzunza and Mr. Hegemann.

         ** No salary has been paid to Mr. Grassbaugh since April 1999. Mr. Grassbaugh's salary is $5,000 per month. Compensation from April 1999 through September 1999 is payable in equivalent shares of the Company's common stock at the average price per share for the month. For each month thereafter, compensation is $2000 payable in cash and $3000 in equivalent shares at the average price per share for the month.

         (1)      Director Compensation
                  ---------------------
         Directors currently do not receive any cash compensation for serving on the Board of Directors, or for any other services rendered to the Company in their capacity as director of the Company, but are reimbursed for expenses they incur in connection with their attendance. The Company anticipates adopting a director stock plan under which non-employee directors will be entitled to receive stock options. The Company has not yet adopted a director's stock plan.

         (2)      Employment Agreements
                  ---------------------
         The Company has not entered into employment agreements with any executive officers or key employees. The Company anticipates that it will negotiate employment contracts with executive officers and key personnel in the near future.

         (3)      Long Term Incentive or Option Plans
                  -----------------------------------
         The Company currently does not have a long term incentive plan or any option plan in place.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)       Related Party Transactions

         Remedent leases 1,500 square feet of office space at 1220 Birch Way, Escondido, California. This single-family dwelling belongs to Ms. Inzunza consisting of 4,400 square feet and acts as the Company's main headquarters. Since January of 1998, Remedent has paid $300 per month directly to Ms. Inzunza for this office space. As of January 1, 2000, the lease amount was increased to $655. This lease is opened ended and the Company believes that with funding in place Remedent will be able to move offices to a more appropriate business center.

         A total of $50,000 at seven percent interest was loaned to Remedent USA, Inc., from Ms. Inzunza. As of December 31, 1999, Remedent owed a balance of $ 2,114 on the original loan, which includes accrued interest.

         As of May 3, 1998, Famcare, Inc. owed Remedent a total of $1300. The amount increased since May of 1998 and Remedent is charging 5.5% interest on the total amount due each month. As of December 31, 1999, Famcare owes a total of $4,683 which includes accrued interest since May 1998. Kenneth Hegemann is an employee of Remedent and owns 100% of Famcare, Inc.

         On October 5, 1996, the Company entered into a royalty agreement with Jean Louis Vrignaud under which Mr. Vrignaud is to receive a 4.5% royalty of the net sales with a cap of $2 million dollars as compensation for the assignment of all Remedent patents to the Company. No royalties have been paid and the balance owed has been accruing in the Company's royalty general ledger and as of December 31, 1999 the total due is $37,343.78.

         Except for the Royalty Agreement, the Company has not entered into any transactions involving its executive officers, directors, 5% stockholders and immediate family members of those persons.

         There is not a parent company which controls an interest in the Company.

(b)      Transactions with Promoters

         On December 4, 1998, the Company entered into an agreement with Continental Capital, 195 Wekiva Springs Road, Suite 200, Longwood, FL 32779. In exchange for $25,000.00 and 150,000 shares of unrestricted common stock issued in a single transaction on March 2, 1999 to Continental Capital under Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. Continental Capital would purchase print media, purchase more aggressive direct marketing on the Internet, sub-contract out to aggressive direct marketing on the Internet, design/implement a minimum of banner ads on the Internet and produce and mail 50,000 mailers and use its best efforts to obtain exposure and further promote the Company.

         The Company entered into a six (6) month contract with In-Touch Communications, 2990 Quebec Street, Suite 305, Vancouver, Canada V5T 4P7 on June 7, 1999. Under the terms of the contract, In-Touch is to provide increased visibility and investor awareness through cost effective methods. In exchange, the Company will pay expenses up to $500 per month and issue in a single transaction 60,000 shares of restricted (for one year) common stock to In-Touch provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. As of December 1, 1999, a total of $929.12 has been paid.

         On August 17, 1999, the Company entered into an agreement with Rubicon GNK Partners, Inc., 4275 Executive Square, Suite 1100, La Jolla, CA 92037 for the purpose of raising substantial investment funds and creating investor awareness. As of December 1, 1999 we have paid $8,000.00. Should the entire funding be placed with the Company, finder's fees and issuance of stock would be executed.

ITEM 8...DESCRIPTION OF SECURITIES

         As of September 30, 1999, the authorized capital of the Company consists of 50,000,000 Common Shares, $0.001 par value. There are currently 12,433,780 Common Shares outstanding. As of September 30, 1999, there is believed to be more than 400 shareholders of record.

(a)      Common Shares

         Subject to preferences that may be applicable to any then outstanding Preferred Shares, holders of Common Shares are entitled to receive, ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Shares are entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Shares. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are, and all Common Shares to be outstanding upon completion of the Offering will be, fully paid and nonassessable. The holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The Company has not paid, and does not intend to pay, cash dividends on the Common Shares in the foreseeable future.

(b)      Warrants

         The Company has not issued any warrants to date.

(c)      Debt and other Securities

         The Company has not issued any outstanding debt securities. There is currently no other issued and outstanding securities which require registration.

PART  II.

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)      MARKET INFORMATION

         The Company's securities are traded on the National Association of Securities Dealers (NASD) over-the-counter Bulletin Board under the trading symbol REMM. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Company has approximately 400 common stock holders. The Company has paid no dividends on its common stock for the past two fiscal years and does not expect to pay any dividends for at least the next five fiscal years.

         (1)      Restricted Securities
                  ---------------------
         As of October 2, 1998, except for 1,895,530 free trading shares, all shares issued by Remedent USA are "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1933. Ordinarily, under Rule 144, a person holding restricted shares for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of Remedent's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares could have an adverse effect on the market price of the Common Stock. All of the holders of the above mentioned "restricted securities" have voluntarily chosen to hold shares for another year expiring October 2, 2000, in order to alleviate the adverse effect in the early stages of the market exposure for the Common Shares of Remedent. The high and low prices by quarter since the inception of trading on October 2, 1998 are as follows.

Remedent USA Inc.    OTC:BB REMM

     1998 - 1999 - 2000                          Bid Prices                                Ask Prices
--------------------------------         -----------------------------------------------------------------------
                                          High                   Low                High                  Low
                                         -----------------------------------------------------------------------
October 1 - October 31                   3 1/2                 2 15/16              3 1/2               3
November 1 - November 30                 3 1/2                 2 3/8                3 1/2              2 5/8
December 1 - December 31                 3                     2 11/16              3 1/4              2 11/16
January 1 - January 31                   2 1/2                 2                    2 1/2              2
February 1 - February 28                 2 1/8                 1 7/8                 2 1/8             1 15/16
March 1 - March 31                       1 3/4                 1/2                  1 7/8              7/8
April 1- April 31                        1 3/8                 1                    1 3/8              1
May 1 - May 31                           1 1/4                 3/4                  1 1/4              1 1/16
June 1 - June 30                         1 3/16                7/8                  1 1/4              1 1/16
July 1 - July 31                         1.29                  13/16                1 7/16             13/16
August 1 - August 31                     1 1/2                 1 3/16               2                  1.30
September 1 - September 30               2 5/16                1 3/8                2 1/2              1 1/2
October 1 - October 31                   1 1/2                 7/8                  1 15/16            1 1/8
November 1 - November 30                 1 1/4                 5/8                  1 1/2              1
December 1 - December 31                 15/16                 9/16                 1 1/16             11/16
January 1 - January 7                    7/8                   7/8                  7/8                7/8



Predecessor: Resort World Enterprise, Inc  OTC:BB  RERT

                                                 Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------
           1998                           High                  Low                 High                Low
                                         -------------------------------------------------------------------------

June 1 - June 30                         3                     3                    3 5/8              3 5/8
July 1 - July 31                         2 5/8                 2 5/8                3 1/2               3 1/2
August 1 - August 31                     2 1/4                 2 1/4                3 5/16             3 5/16
September 1 - September 30               2 7/16                2 7/16               3                  3



Predecessor:  Global Golf Holding, Inc.     OTC:BB   DMFI.

        1997 - 1998                              Bid Prices                                Ask Prices
                                         --------------------------------------------------------------------------
                                         High                  Low                  High               Low
                                         --------------------------------------------------------------------------
April 1- April 31                        1/8                   1/8                  1/8                1/8
May 1 - May 31                           1/8                   1/8                  1/8                1/8
June 1 - June 30                         1/8                   1/16                 1/8                1/16
July 1 - July 31                         1/16                  1/16                 1/16               1/16
August 1 - August 31                     1/16                  1/16                 1/16               1/16
September 1 - September 30               1/16                  1/16                  1/16              1/16
October 1 - October 31                   1/16                  1/16                 1/16               1/16
November 1 - November 30                 .07                   1/16                 .07                1/16
December 1 - December 31                 5 1/2                 .06                  5 3/4              1/8
January 1 - January 31                   3 7/8                 3 7/8                3 15/16            3 7/8
February 1 - February 28                 3 3/4                 3 3/4                3 3/4              3 3/4
March 1 - March 31                       3 3/8                 3 3/8                3 3/8              3 7/16
April 1- April 31                        3 3/8                 3 3/8                3 3/8              3 3/8
May 1 - May 31                           3                     3                    3                  3
 June 1 - June 30                        3 5/8                 3 1/8                3 5/8              3 1/8

         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail markups, markdowns or commissions for market makers of Remedent USA stock. The prices are quoted on the then stock outstanding and Remedent has not executed any mergers, exchanges, splits or reverse splits. There can be no assurances that an active public market for the Common Stock will be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules, which affect the liquidity of the shares.

(b)      HOLDERS

         The number of record holders of the Company's securities as of the date of this registration statement is approximately 384.

(c)      DIVIDENDS

         The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

         The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's Common Stock is subject to the penny stock rules. Consequently, Company stockholders may find it more difficult to sell their shares.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to, and none of the Company's property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         As of November 9, 1999, the Company has retained the following independent auditing firm to audit its financial statements:

Mr. David Smith
Siegel & Smith
2120 Jimmy Durante Blvd.
Del Mar, CA 92014
858-792-8606

         No consultation was held with Seigel & Smith concerning the type of opinion to be rendered, or written or oral advice. At the time of the retention of this firm, no issues or views were discussed or mentioned. Based upon this, no contact was initiated by the Company with the prior accountant. The prior accountant was located in Encinitas, CA., but does not work with public companies. For this reason, Management made the decision to retain a firm who handles public companies. The prior accountant was Grice, Lund, and Tarkington.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

         On March 2, 1999, the Company conducted an offering of unregistered securities provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. In that offering, the Company issued 133,333 shares of unrestricted common stock to 11 private investors in exchange for $200,000.
These proceeds were used for operating expenses. The table below details the breakdown of shares and cash received.

               VESTING                                       ADDRESS                             AMOUNT           NO. SHARES
------------------------------------------------------------------------------------------------------------------------------------

Timothy J. Pieper                    112 Holly Drive, Torrington, WY  82240                     $30,000             20,000
Joan M. Pieper                                                  "                               $30,000             20,000
Jeffery D. Pieper                                               "                               $10,000              6,667
Ann M. Pieper                                                   "                               $10,000              6,667
Brian A. Pieper                                                 "                               $10,000              6,667
Holly E. Pieper                                                 "                               $10,000              6,666
Luke E. & Pamela K. Lionberger       6019 Franklin Street, Lincoln, NE  68506                    $3,000              2,000
Leon F. & Lois Grothe                565 Tompkins Drive, S. Sioux City, NE 68776                $10,000              6,666
Lee A. & Kayleen L. Dahl             401 Alma Box 97, Laurel, NE  68745                          $9,000              6,000
Edward E. & Betty J. Quincy          Box 87, Newman Grove, NE  68758                            $75,750             50,500
Mark & Cynthia Lionberger            7521 South Downing Street, Littleton, CO  80122             $2,250              1,500
                                                                                            ----------------------------------------
                                                                              Totals           $200,000            133,333

         On the above date, the Company offered and issued in a single transaction 150,000 shares of restricted common stock to one entity, Continental Capital provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D.

         As of December 2, 1999, the Company had a total of 12,433,780 issued and outstanding shares of common stock, 10,538,250 restricted shares and 1,895,530free trading shares. As of November 2, 1999 there were a total of 384 stockholders.

ITEM  5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the terms of the Company's Bylaws, the Company has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner, which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         IN  THE   OPINION   OF  THE   SECURITIES   AND   EXCHANGE   COMMISSION,
INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE

                               Remedent USA, Inc.

                              Financial Statements

                                 March 31, 1999
                                    (Audited)










                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report                                                 F-1

Financial Statements:

     Balance Sheet as of March 31, 1999                                      F-2

     Statements of Income for the year ended March 31, 1999
     and since inception                                                     F-3

     Statements of Equity for the year ended March 31,
     1999 and since inception                                                F-4

     Statements of Cash Flows for the year ended March 31, 1999
     and since inception                                                     F-5

     Notes to Financial Statements                                    F-6 - F-11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

REMEDENT USA, INC.

We have audited the accompanying balance sheet of Remedent USA, Inc. (an Arizona corporation) as of March 31, 1999, and the related statements of operations, statements of changes in stockholders' equity and cash flows for the year ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remedent USA, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the year ended March 31, 1999, in conformity with generally accepted accounting principles.

Del Mar, California
December 10, 1999

                                REMEDENT USA, INC
                          (A Development State Company)
                                  Balance Sheet
                                 Marcy 31, 1999

                                     ASSETS

Current Assets

    Cash                                                         $      89,382
    Accounts receivable, net                                            35,374
    Due from related parties                                             5,944
    Inventory                                                          171,136
    Prepaid insurance                                                      638
    ---------------------------------------------------------------------------
       Total current assets                                            302,474

Property and Equipment, net                                             26,277

Other Assets

    Deposits                                                             1,180
    Patents, net of accumulated amortization of $3,645                  30,555
    ---------------------------------------------------------------------------
       Total other assets                                               31,735

    ---------------------------------------------------------------------------
         Total Assets                                            $     360,486
    ===========================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

    Note payable                                                 $      50,000
    Accounts payable                                                    57,504
    Accrued liabilities                                                 36,186
    Note payable-officer                                                22,202
    Royalty payable-officer                                             23,792
    Current portion capital lease                                        1,646
    ---------------------------------------------------------------------------
      Total current liabilities                                        191,330

Capital Lease Obligation, net of current portion                         1,629

Stockholders' Equity

    Common stock                                                        12,434
    Additional paid in capital                                       1,187,332
    Accumulated deficit - during development stage                 (1,032,239)
    ---------------------------------------------------------------------------
      Total stockholders' equity                                       167,527

    ---------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity              $     360,486
    ===========================================================================


    The Accompanying Notes are an Integral Part of the Financial Statements

                               REMEDENT USA, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                                                 From Inception,
                                                                  September 30,
                                                For the Year       1999 Through
                                                   Ended          March 31, 1999
                                                March 31, 1999     (Unaudited)
                                                --------------    --------------
NET SALES                                         $323,267              $644,812

COST OF SALES                                      110,240               486,122
                                                   -------               -------

         GROSS PROFIT                              213,027               158,690
                                                   -------               -------

OPERATING EXPENSES

         Sales and marketing                       248,846               277,563
         General and administrative                544,840               892,765
         Depreciation and amortization              10,723                19,626
                                                    ------                ------

         TOTAL OPERATING EXPENSES                  804,409             1,189,954
                                                   -------             ---------

INCOME (LOSS) FROM OPERATIONS                    (591,382)           (1,031,264)
                                                 ---------           -----------

OTHER INCOME (EXPENSES)

         Interest income                             4,709                 7,099
         Interest expense                          (3,668)               (7,274)
         Other                                           0                     0
                                                         -                     -

         TOTAL OTHER INCOME (EXPENSES)               1,041                 (175)
                                                     -----                 -----

INCOME BEFORE INCOME TAXES                       (590,341)           (1,031,439)

         Income tax benefit (expense) (Note G)         800                   800
                                                       ---                   ---

         NET INCOME                             $(591,141)          $(1,032,239)
                                                ==========          ============

LOSS PER SHARE (Note I)                            $(0.09)               $(0.14)
                                                   =======               =======

WEIGHTED AVERAGE SHARES OUTSTANDING              6,310,352             7,232,117
                                                 =========             =========


     The Accompanying Notes are an Integral Part of the Financial Statements

                                               REMEDENT USA, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                            Common Stock
                                            -------------              Additional
                                          Shares                        Paid-in      Accumulated
                                         (Note I)       Amounts         Capital         Deficit      Total
                                        -----------     -------        ----------    ------------   --------
(Initial Balance, September 30,
1996 Capitalization)                       $440,603      $4,254         $       -     $         -     $4,254

         Shares issued                        2,273      25,000                 -               -     25,000

         Net Loss                                 -           -                 -       (193,418)  (193,418)
                                        -----------     -------        ----------    ------------   --------

Balance, March 31, 1997                     442,876      29,254                 -       (193,418)  (164,164)

         Shares issued                       68,593     754,527                 -               -    754,527

         Net Loss                                 -           -                 -       (247,680)  (247,680)
                                        -----------     -------        ----------    ------------   --------

Balance, March 31, 1998                     511,469     783,781                 -       (441,098)    342,683

         April-September 1998                39,150     215,985                 -               -    215,985

         Merger-October 2, 1998          11,616,498   (987,599)           987,599               -          -

         Shares Issued March 1999           133,330         133           199,867              00    200,000

         Net Loss for Year Ended

         March 31, 1999                           -           -                 -       (591,141)  (591,141)
                                        -----------     -------        ----------    ------------   --------

Balance, March 31, 1999                 $12,300,447     $12,300        $1,187,466    $(1,032,239)   $167,527
                                        ===========     =======        ==========    ============   ========


     The Accompanying Notes are an Integral Part of the Financial Statements


                               REMEDENT USA, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                 From Inception,
                                                 For the Year      September 4,
                                                    Ended          1996 Through
                                                March 31, 1999    March 31, 1999
                                                --------------   ---------------
FLOWS FROM OPERATING ACTIVITIES                                  $(1,032,239)

Net Loss                                          $(59,141)      $(1,032,239)
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                      10,723            19,626
  Write off of organization costs                         0            12,389
  Changes in operating assets and liabilities:
      Accounts receivable                            10,706          (35,374)
      Due from officer                               98,146           (5,944)
      Inventories                                  (15,002)          (86,029)
      Prepaid expenses                                (194)             (638)
      Accounts payable                               27,071            33,409
      Accrued liabilities                            13,882            36,186
      Royalties payable                               7,508            23,792
      Accrued expenses                                (655)           (1,180)
                                                      -----           -------

NET CASH USED IN OPERATING ACTIVITIES             (438,956)       (1,036,002)
                                                  ---------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment                              (12,037)          (30,825)
Patent costs                                        (5,651)           (34,199
                                                    -------           -------

NET CASH USED BY INVESTING ACTIVITIES              (17,688)          (65,024)
                                                   --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES

Note payable (Note F)                                50,000            15,021
Payments on capital lease obligations               (1,645)           (1,645)
Loans from officers                                  50,000            50,000
Repayments of loans to officers                    (27,798)          (27,798)
Payments on notes                                  (41,682)          (41,682)
Sale of common stock                                415,985         1,196,512
                                                    -------         ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES           444,860         1,190,408

NET INCREASE (DECREASE) IN CASH                    (11,784)            89,382

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR        101,166                 0
                                                    -------                 -

CASH AND CASH EQUIVALENTS, END OF YEAR              $89,382           $89,382
                                                    =======           =======



Supplemental Non Cash Investing and Financing Activities:

         The Company acquired equipment with a $1,500 down payment and recorded a lease obligation of $4,920 during the year ended March 31, 1999. At inception the Company acquired $105,010 of inventory and other assets by assumption of $100,756 of debt and issuing stock valued at $4,254.

Supplemental Information:

Interest paid           $641               $4,247
Taxes paid              $ -                $ -


     The Accompanying Notes are an Integral Part of the Financial Statements

A. Organization and Summary of Significant Accounting Policies:

   Organization and Nature of Operations

         Remedent USA, Inc. (the "Company") is engaged in the distribution of a product that combines a toothbrush, gum brush and tongue cleaner on one handle. Credit sales are made to the Company's customers, primarily retail store chains, who are located throughout the United States, as well as a minor amount of international sales. The Company was incorporated on September 30, 1996 in the state of Arizona, and has offices in Escondido, California and Scottsdale, Arizona.

         On October 2, 1998 the Company entered into a stock exchange with Resort World Enterprises, Inc., a Nevada corporation ("RWE"), whereby all the issued and outstanding shares of the Company was exchanged for approximately 79% of the issued and outstanding shares of common stock of RWE. RWE was a public company whose stock is traded on the over-the-counter bulletin board ("OTC") market. The stock exchange agreement required: (i) that all officers and directors of RWE resign and that the officers and directors of Remedent USA ,prior to the merger, be appointed as officers and directors of the surviving company; and (ii) that the name of RWE be changed to Remedent USA, Inc.

         The exchange was accounted for as a purchase, however RWE had no assets or liabilities prior to the merger and therefore, the total assets and liabilities of the new Remedent USA did not change. In exchange of the 550,619 of the former Remedent's outstanding shares the shareholders received stock of the public company and Remedent USA, Inc. became a public company.

   Basis of Accounting

         The Company's financial statements have been prepared on the accrual basis of accounting in conformity generally accepted accounting principles applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

   Cash and Cash Equivalents

         The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

   Accounts Receivable

         The Company sells premium toothbrushes to various companies, primarily to retail chains located throughout the United States. The terms of sale are 2% 10 days, net 30 days. Accounts receivable is reported at net realizable value and net of allowance for doubtful accounts. As of March 31, 1999 the allowance for doubtful accounts was $3,000. During the fiscal year ended March 31, 1999 the Company had written off $632.

        Inventories

         Inventories are stated at the lower of cost (weighted average) or market. Inventory costs include material, labor and manufacturing overhead.

   Patents

         Patent costs are amortized using the straight-line method over 15 years.

   Property and Equipment

         Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of five to 39 years.

   Advertising

         Advertising costs are expensed in the year incurred and totaled $76,218 for the year ended March 31, 1999.

   Research and Development

         Research and development costs, consisting principally of design and development costs devoted to creating new products or improving existing products, are expensed as incurred. During the fiscal year ended March 31, 1999 total research and development costs were $460.

   Income Taxes

         Income taxes, including pro forma computations, are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred taxes are recognized for temporary differences in the basis of assets and liabilities for financial statement and income tax reporting. A provision has been made for income taxes due on taxable income and for the deferred taxes on the temporary differences. The components of the deferred tax asset and liability are individually classified as current and non-current based on their characteristics.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

   Earnings Per Share

         Earnings per share are provided in accordance with Statement of Financial Accounting Standard No. 128 (FAS No. 128) "Earnings Per Share". Basic earnings per share are computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

B. Development Stage Operations:

         The Company is currently developing markets as well as raising working capital to sustain operations. Since inception, September 30, 1996, the Company's efforts have been focused on designing and patenting the Company's product. During this development stage the Company has accumulated a deficit in excess of $1 million and subsequent to the balance sheet date current liabilities exceed current assets. The Company continues to seek new capital through a private placement of its common stock. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital funding to carry out its business plan.

C. Inventory:

   Inventory at March 31, 1999 are summarized as follows:

      Raw materials                                            $  43,275
      Finished goods                                             127,861
                                                                 -------
      Total inventory                                           $171,136
                                                                ========

D. Property and Equipment:

   Property and equipment at March 31, 1999 are summarized as follows:

      Machinery and equipment                                   $ 33,883
      Furniture and fixtures                                       7,596
      Leasehold improvements                                         779
         Sub total                                                42,258
      Less accumulated depreciation                             (15,981)
                                                                --------
      Property and equipment, net                               $ 26,277
                                                                ========

   Capital Leases

         The Company leases equipment under a capital lease expiring March 17, 2001. The asset and liability under the capital lease were recorded at the fair value of the asset of $6,420. The equipment is depreciated over its useful life. Lease payments were $2,127 for the 12 months ended March 31, 1999.

         Minimum future lease payments under this capital lease at March 31, 1999 are as follows:

       Twelve Months
            Ending
          March 31,
       -------------
           2000                       $1,646
           2001                        1,629
          Thereafter                       0


E. Other Assets:

   Other assets at March 31, 1999 are summarized as follows:

      Refundable Deposits              $1,180
                                       ======


F. Notes Payable:

         The Company currently has a $50,000 note payable to Union Bank of Arizona N.A dated December 11, 1998. The loan bears interest at 10.25% per annum and is secured by UCC1 filing on the Company's assets. The loan matures December 11, 1999.

         The Company is indebted to an officer in the amount of $22,202, as of March 31, 1999. The loan is unsecured and bears interest at a rate of 7% annually. The loan does have a maturity date and is therefore recorded as a current liability. Accrued and unpaid interest of $641 is due the officer.

G.    Income Taxes:

         For the period ended March 31, 1999 the Company had available approximately $1,013,000 of unused net operating loss carryforwards for federal tax purposes and approximately $506,500 for the State of California. These loss carryforwards begin to expire in the year 2011 if not previously utilized.

   The net deferred tax asset consists of the following:

    Deferred tax assets                       Current Year           Cumulative
    -------------------                       ------------           ----------
    Net operating loss                            $ 88,500           $ 152,000
                                                  --------           ---------
         Net deferred assets                      $ 88,500           $ 152,000

    Less valuation allowance                      $ 88,500           $ 152,000
                                                  --------           ---------
         Total deferred tax assets                   $   0               $   0



H. Compensated Absences:

         The Company has no formal vacation, sick or personal time policies. There is, therefore, no accrual for compensated balances.

I. Shareholders' Equity:

      Common Stock

         The Company has 50,000,000 shares of $0.001 par value common stock authorized. At March 31, 1999, 12,433,777 shares were issued and outstanding.

J. Related Party Transactions:

         Remedent headquarters in California occupies approximately 1000 square feet of Rebecca M. Inzunza's primary residence that totals 4,000 square feet. Rent paid directly to Ms. Inzunza each month is $300.00. As of December 1, 1999, Remedent owed $2,100.00 for rent to Ms. Inzunza.

         Monies loaned to Remedent USA, Inc., from Ms. Inzunza totaled $ 50,000 in January, 1999. As of March 31, 1999 the Company owed a balance of $22,202 and at December 1, 1999, the balance of $ 664.82 was owed on the original loan. Seven percent interest has accrued and will be payable upon full payment of loan.

         Kenneth Hegemann is an officer and employee of Remedent and owns 100% of Famcare, Inc. As of December 1, 1999, Famcare, Inc. owed Remedent a total of $4,500.00. In addition Mr. Hegemann ownes 60% of Oral 2000 Limited. Oral 2000 Limited is a supplier of the Company's tooth and gum brushes, however the price and terms provided by Oral 2000 Limited are no less favorable then those provided by other suppliers.

         The Company has a royalty agreement with Jean Louie Vrignaud which provides 4.5% royalty of the net sales with a cap of $2 million dollars as compensation for the assignment of all Remedent patents to the Company. As of March 31, 1999 accrued and unpaid royalties totaled $23,792.

         Except for the Royalty Agreement, the Company has not entered into any transactions involving its executive officers, directors, 5% stockholders and immediate family members of those persons.

K.    Subsequent Events:

      Facilities Lease

         On September 28, 1999 the Company  entered into a three year lease with
D. E. K. Enterprises, Inc. for 3,330 square feet in Phoenix, Arizona, to be used for shipping and warehousing operations. The minimum lease payments are $2,065 per month. This new leased warehousing facility will allow the Company to consolidate current warehousing operations and reduce warehousing and shipping costs.

      Market Expansion

         The Company hired Double Eagle Market Development Company on March 10, 1999 to develop and implement a national marketing plan. The Company approved and recently began implementation of the first phase of a two-year plan to achieve national distribution. The targeted markets for the first phase are Washington, Oregon, Idaho, Montana, Utah and Arizona. In November, 1999 the Company achieved distribution at Kroger-owned Fred Meyer Stores, Smith's Food and Drug and Quality Food Centers (QFC) with 337 stores in the targeted markets. The Company expects to achieve its distribution goals in the targeted markets by March, 2000, at which time the Company plans to launch a comprehensive 32-week radio ad campaign in these markets.


CONSENT OF INDEPENDENT ACCOUNTANTS

         We hereby consent to the use of our report included in the Registration Statement on Form 10-KSB dated February 25, 1998 relating to the financial statements of Remedent USA, Inc.

Siegel & Smith

Del Mar, California
December 10, 1999

                                Remedent USA, Inc

                              Financial Statements

                                 March 31, 1998
                                 March 31, 1997

                          Statements Remedent USA, Inc.
                                 Balance Sheets

                                     Assets

                                                     Year Ended March 31,

                                                   1998                1997
                                                   ----                ----
Current assets:
     Cash                                        101,166               2,877
     Accounts Receivable                         175,114              14,191
     Inventory                                   150,669              72,911

Total Current Assets                             426,949              89,979

Property and Equipment                            12,589               5,735

Other Assets:
     Patents                                      28,548                   0
     Other Assets                                 13,234              12,710
Total Other Assets                                41,782                   0

Total Assets                                     481,320             108,424


I.  Liabilities and Stockholders' Equity

                                                   1998                 1997
Current Liabilities:
     Accounts Payable                             48,640              68,313
      Accrued Expenses                               577                   5
     Notes Payable                                58,146                   0
     Notes Payable - Related Party                     0              24,224

Total Current Liabilities                        107,363              92,537

Total Long Term Liabilities                            0             125,866

Total Liabilities                                107,363             218,408

Stockholders' Equity:
     Common Stock (1)                            800,471              84,254
     Common Stock to be issued                         0                   0
     Additional Paid-in Capital                        0                   0
     Retained Deficit                          (194,238)
     Current Profit (Loss)                     (232,277)           (194,238)

Total Stockholders' Equity                       373,956           (109,984)

Total  Liabilities and Stockholders'
Equity                                           481,320             108,424

         (1) Common Stock, authorized 50,000,000 shares of $ .001 par value, issued and outstanding 12,433,780 shares.


     The Accompanying Notes are an Integral Part of the Financial Statements

                               Remedent USA, Inc.
                             Statement of Operations

                                                 Year Ended March 31,

                                           1998                      1997
                                           ----                      ----

Revenues                                  291,441                   30,694

Cost of Goods Sold                        171,286                  144,653

Gross Margin                              120,155                (113,959)

Expenses:
    General & Administrative              225,599                   52,186
     Sales                                103,671                   24,224
     Research and Development               2,873                    3,313

          Total Expense                   333,143                   79,723

Income (Loss) from Operations           (211,988)                (193,684)

Other income (Expenses)
     Interest Expense                     (3,054)                    (556)
     Other Income                        (17,236)                        0

Net Income (Loss)                       (232,277)                (194,238)

Net Income (Loss Per Share)               ($0.59)                  ($1.45)



     The Accompanying Notes are an Integral Part of the Financial Statements

                                                         REMEDENT USA, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                      STATEMENTS OF CASH FLOWS

                                                     For the          For the
                                                    Year Ended      Year Ended
                                                     March 31,        March 31,
                                                       1997            1998
                                                    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                              ($194,238)      ($232,277)
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation and amortization                           3,258           9,447
   Changes in operating assets and liabilities:
        Accounts receivable                             (14,077)        (47,411)
        Due from related parties                           (115)       (113,511)
        Inventories                                     (72,910)        (77,758)
        Prepaid expenses                                       0           (525)
        Accounts payable                                  64,469        (15,829)
        Accrued liabilities                                3,849           1,120
        Royalties payable                                      0          12,074
                                                    ------------    ------------
        Accrued expenses                                      0                0
                                                    ------------    ------------
NET CASH USED IN OPERATING ACTIVITIES                 ($209,764)      ($464,670)
                                                    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment                                (21,703)        (16,301)
   Patent costs                                               0         (28,548)
                                                    ------------    ------------
NET CASH USED BY INVESTING ACTIVITIES                  ($21,703)       ($44,849)
                                                    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Notes payable                                         125,866               0
   Payments on capital lease obligations                       0               0
   Loans from officers                                    24,224               0
   Repayments of loans to officers                             0        (24,224)
   Payments on notes                                           0        (84,185)
   Sale of common stock                                   84,254         716,217
                                                    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES               $234,344        $607,808
                                                    ------------    ------------

NET INCREASE (DECREASE) IN CASH                            2,877          98,289
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 0           2,877
                                                    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                  $2,877        $101,166
                                                    ============    ============


     The Accompanying Notes are an Integral Part of the Financial Statements

REMEDENT USA, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 1998
MARCH 31, 1997

A.   Organization and Summary of Significant Accounting Policies:

Nature of Activities and Going Concern Assumptions

         Remedent USA, Inc (the Company) is engaged in the distribution of a product, which combines a toothbrush, gum brush, and tongue cleaner on one handle. Credit sales are made to the Company's customers, primarily retail store chains, who are located throughout the United States. The Company was incorporated on September 30, 1996 on the state of Arizona, and has offices in Escondido, California and Scottsdale, Arizona.

         The Company's financial statements have been prepared on the accrual basis of accounting in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

         The Company considers all highly liquid investments with maturities of three months or less to be cash equivalent.

Accounts Receivable

         The Company sells premium toothbrushes to various companies, primarily to retail chains located throughout the United States. The terms of sale are 2% 30 days, net 31 days. Accounts receivable is reported at net realizable value. During the fiscal year ended March 31, 1998 the Company had written off $ 19,634.

Inventories

         Inventories are stated at the lower of cost (weighted average) or market. Inventory costs include material, labor and manufacturing overhead.

Patents

         Patent costs are amortized using the straight-line method over 15 years.

Property and Equipment

         Property and Equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of five to thirty nine years.

Advertising

         The cost of Advertising is expensed as it takes place.

Research and Development

         Research and development costs, consisting principally of design and development costs devoted to creating new products or improving existing products, are expensed as incurred. During the fiscal year ended March 31, 1998 total research and development costs were $2,873

Income Taxes

         Income Taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the temporary differences between the basis of start-up cost for financial statements and income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A deferred tax asset represents the future tax consequences of those items, which will be deductible, net of valuation allowance for the estimated tax benefits, which may not be realized.

Earnings Per Share

         Basis earnings per share are computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

B.       Development Stage Operations

         The Company is currently developing markets as well as raising working capital to sustain operations. Since inception, September 30, 1996 the Company's efforts have been focused on designing and patenting the Company's product. During its year and a half of existence the Company has sustained net losses of approximately $426,515. Financing obtained from sale of stock of approximately $800,500 however, has more than offset those losses resulting in stockholder's equity of approximately $373,956 at March 31. 1998. The company has no debt except for normal operating payables and a capitalize lease obligations. In addition, management has instituted measures to mitigate future losses and is in the process of obtaining additional capital and new customers for its customers for its products. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern

C.       Inventory

         Inventory consist of the following at March 31, 1998:

                                                                  March 31,
                                                       1997          1998
                                                       ----          ----
         Raw Materials                            $   21,655        59,683
         Finished Goods                               51,256        90,986
         Total Inventory                              72,911       150,986

D.       Property and Equipment

         Property and equipment is summarized as follows:

                                                                   March 31,
                                                       1997           1998
                                                       ----           ----
         Machinery and equipment                   $   8,993        19,093
         Furniture and fixtures                          397         6,202
             Sub total                                 9,390        25,295
         Less accumulated depreciation               (3,655)      (12,706)

         Property and equipment, net                   5,735        12,589

E.       Capitalized Lease Obligation

         On March 17, 1998 the Company entered into a three-year lease agreement with Toyota for a Forklift. The lease expires March 17, 2001. The asset and liability under the capital have been recorded at the fair value of the asset for $6,420. The equipment is depreciated over its estimated useful life.

         Minimum future lease payments under this capital lease at March 31, 1998 are as follows:

         Twelve Months
            Ending
           March 31,
           ---------
              1999                                   $2,131
              2000                                    2,131
              2001                                    2,132
              Thereafter                                  0


F.       Operating Leases

Building Lease

         The Company leases its Arizona business facility under a noncancelable operating lease, which expires September 30, 1999.

         Lease expense for this operating lease was $ 35,483 for the period ended March 31, 1998.

         The following is a schedule of noncancelable future minimum lease payments under this operating lease:

         Twelve Months
             Ending
            March 31,
            ---------
               1999                                  $36.070
               Thereafter                             18,035
                                                     ------
                                                      54,105

Vehicle Lease

         The Company leases two vehicles under noncancelable operating leases with terms of 36 months. The leases provide for monthly payments, which total $444 through January 2001. Lease expense for these operating leases was $888 for the period ended March 31, 1998.

         The following is a schedule of noncancelable future minimum lease payments under this operating lease:

         Twelve Months
            Ending
           March 31,
         -------------
             1999                                    $ 5,328
             2000                                      5,328
             2001                                      4,440
             Thereafter                                   --

G.       Notes Payable

         The Company has a note payable in the amount of $ 41, 681 payable to Curvex Corporation. The loan is unsecured and bears no interest. The loan does have a maturity date and is therefore recorded as a liability.

H.       Income Taxes

         For the period ended March 31, 1998 the Company had available approximately $423,000 of unused net operating loss carry-forward for both federal and Arizona purposes that expire in various years through 2012. The carry-forwards may be offset against future taxable income.

         The net deferred tax asset consists of the following:

         Deferred tax assets

            Start-up costs                                    $        3,000
            Net operating losses                                     256,000

            Less valuation allowance                                (259,000)

            Total deferred tax assets                                      0


I.       Compensated Assets

         The Company has no formal vacation, sick or personal time policies. There is, therefore, no accrual for compensated absences.

J.       Shareholders' Equity

Common Stock

         The Company had 1,000,000 of no par value common stock authorized. At March 31, 1998 501,712 shares are owned by the Stockholders. Ownership of shares is documented in a stock ledger. However, no certificates have been issued.

K.       Related Party Transactions

         Remedent headquarters in California occupies approximately 1000 square feet of Rebecca M. Inzunza's primary residence that totals 4,400 square feet. Rent paid directly to Ms. Inzunza each month is $300.00.

         The Company has a royalty agreement with Jean Louis Vrignaud, which provides 3.5% royalty of the net sales with a cap of $2 million dollars as compensation for the assignment of all Remedent patents to the Company. As of March 31, 1998 accrued and unpaid royalties totaled $ 12,074..

         Except for the Royalty Agreement, the Company had not entered into any transactions involving its executive officers, directors, 5% stockholders and immediate family of those persons.

                               Remedent USA, Inc.

                              Financial Statements

                                  June 30, 1999
                               September 30, 1999
                                December 31, 1999

                                            Remedent USA, Inc.
                                              Balance Sheets

                                                   Assets

                                                  Three Months          Six Months         Nine Months
                                                         Ended               Ended               Ended
                                                 June 30, 1999        Sep 30, 1999        Dec 31, 1999
-------------------------------------------------------------------------------------------------------
Current as sets:
     Cash                                               14,439              63,961              19,707
     Accounts Receivable                               122,815              74,521              49,553
     Inventory                                         150,900             127,639             159,896

Total Current Assets                                   288,154             266,121             229,156

Property and Equipment                                  19,896              27,452              36,332

Other Assets:
     Patents                                            34,199              34,199              29,444
     Other Assets                                       13,226               5,828               5,284
Total Other Assets                                      47,425              40,027              34,728

Total Assets                                           355,475             333,600             300,216

Liabilities and Stockholders' Equity

                                                  Three Months          Six Months         Nine Months
                                                         Ended               Ended               Ended
                                                 June 30, 1999        Sep 30, 1999        Dec 31, 1999
Current Liabilities:
     Accounts Payable                                  112,299             170,491             367,206
     Accrued Expenses                                   41,176             111,390             163,729
     Notes Payable                                      80,224              71,596              70,306
     Notes Payable - Related Party                       1,762               9,168               2,114

Total Current Liabilities                             1235,461             362,645             603,355

Total Long Term Liabilities                              2,778               2,269               1,771

Total Liabilities                                      238,239             364,914             605,126

Stockholders' Equity:
     Common Stock (1)                                   12,434              12,434              12,434
     Common Stock to be issued                          12,482              67,476             108,923
     Additional Paid-in Capital                      1,187,332           1,187,332           1,187,332
     Retained Deficit                              (1,032,238)         (1,032,238)         (1,032,238)
     Current Profit (Loss)                            (62,773)           (266,319)           (581,361)

Total Stockholders' Equity                             117,236            (31,315)           (304,910)

Total Liabilities and Stockholders'
Equity                                                 355,476             333,599             300,216

(1)    Common Stock, authorized 50,000,000 shares of $ .001 par value, issued and outstanding 12,433,780 shares.


     The Accompanying Notes are an Integral Part of the Financial Statements


                               Remedent USA, Inc.
                             Statement of Operations
                                     Assets

                                   Three Months       Six Months     Nine Months
                                          Ended            Ended           Ended
                                  June 30, 1999     Sep 31, 1999    Dec 31, 1999
--------------------------------------------------------------------------------

Revenues                               188,860        280,037          373,628

Cost of Goods Sold                      77,384        105,537          146,690

Gross Margin                           111,476        174,501          226,938

Expenses:
     General & Administrative          116,021        299,432          528,533
     Sales                              44,221        107,513          226,485
     Research and Development           10,131         28,711           44,396

          Total Expense                170,373        435,656          799,414

Income (Loss) from Operations         (58,897)      (261,155)        (572,476)

Other income (Expenses)
     Interest Expense                  (1,694)        (3,043)          (4,872)
     Other Income                      (2,182)        (2,121)          (2,113)
     Estimated Tax                           0              0          (1,900)

Net Income (Loss)                     (62,774)      (266,318)        (581,361)

Net Income (Loss Per Share)          ($ 0.005)        ($0.02)          ($0.05)


     The Accompanying Notes are an Integral Part of the Financial Statements

                                     REMEDENT USA, INC.
                              (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENTS OF CASH FLOWS

                                                                 For the 3       For the 3       For the 3
                                                                    Months          Months          Months
                                                                     Ended           Ended           Ended
                                                                   June 30,   September 30,    December 31,
                                                                      1999            1999            1999
                                                                ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                         ($62,774)     ($203,545)      ($315,042)
Adjustments to reconcile net income to net cash
provided by operating activities:
              Depreciation and amortization                          2,736          2,736           2,736
              Changes in operating assets and liabilities:
                          Accounts receivable                     (78,610)         58,132          25,033
                          Due from related parties                   1,567        (9,838)            (65)
                          Inventories                               20,236         23,261        (32,257)
                          Prepaid expenses                        (11,407)          7,398             544
                          Accounts payable                          51,245         58,192         196,715
                          Accrued liabilities                        4,728         36,426          48,783
                          Royalties payable                          6,432          3,564           3,556

                                                                ------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                            ($65,847)      ($23,674)       ($69,997)
                                                                ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
              Purchase of equipment                                      0       (10,292)         (6,261)
              Patent costs                                               0              0           (600)
                                                                ------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                   $0      ($10,292)        ($6,861)
                                                                ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
              Notes payable                                              0              0               0
              Payments on capital lease obligations                  (497)          (509)           (498)
              Loans from officers                                        0         29,003               0
              Repayments of loans to officers                     (21,081)              0         (7,054)
              Payments on notes                                          0              0         (1,291)
              Sale of common stock                                  12,482         54,994          41,447
                                                                ------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         ($9,096)        $83,488         $32,604
                                                                ------------------------------------------

 NET INCREASE (DECREASE) IN CASH                                  (74,943)         49,522        (44,254)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                      89,382         14,439          63,961
                                                                  ----------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $14,439        $63,961         $19,707
                                                                ==========================================


     The Accompanying Notes are an Integral Part of the Financial Statements


REMEDENT USA, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 1999


A.       Organization and Summary of Significant Accounting Policies:

Nature of Activities and Going Concern Assumptions

       Remedent USA, Inc (the Company) is engaged in the distribution of a product, which combines a toothbrush, gum brush, and tongue cleaner on one handle. Credit sales are made to the Company's customers, primarily retail store chains, who are located throughout the United States. The Company was incorporated on September 30, 1996 on the state of Arizona, and has offices in Escondido, California and Scottsdale, Arizona.

       The Company's financial statements have been prepared on the accrual basis of accounting in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

       The Company considers all highly liquid investments with maturities of three months or less to be cash equivalent.

Accounts Receivable

       The Company sells premium toothbrushes to various companies, primarily to retail chains located throughout the United States. The terms of sale are 2% 30 days, net 31 days. Accounts receivable is reported at net realizable value. During the nine month period ended December 31, 1999 the Company had written off $ 2,326

Inventories

       Inventories are stated at the lower of cost (weighted average) or market. Inventory costs include material, labor and manufacturing overhead.

Patents

       Patent costs are amortized using the straight-line method over 15 years.

Property and Equipment

         Property and Equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of five to thirty nine years.

Advertising

       The cost of Advertising is expensed as it takes place.

Research and Development

       Research and development costs, consisting principally of design and development costs devoted to creating new products or improving existing products are expensed as incurred. During the nine month period ended March 31, 1998 total research and development costs were $44,396

Income Taxes

       Income Taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the temporary differences between the basis of start-up cost for financial statements and income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A deferred tax asset represents the future tax consequences of those items, which will be deductible, net of valuation allowance for the estimated tax benefits, which may not be realized.

Earnings Per Share

       Basic earnings per share are computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

B.       Development Stage Operations

       The Company is currently developing markets as well as raising working capital to sustain operations. Since inception, September 30, 1996 the Company's efforts have been focused on designing, patenting and test marketing the Company's product. During this development stage the Company has accumulated a deficit of approximately $1,569,530 and subsequent to the balance sheet date current liabilities exceed current assets. The Company continues to seek new capital through a private placement of its common stock. In addition, management has instituted measures to mitigate future losses and is in the process of obtaining new customers for its products. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital funding to carry out its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern

C.      Inventory

         Inventory consist of the following at December 31, 1999:

         Raw Materials                        $        112,574
         Finished Goods                                 47,322
                                            ------------------
         Total Inventory                      $        159,896


D.      Property and Equipment

Property and equipment as of December 31, 1999 is summarized as follows:

         Machinery and equipment              $         50,436
         Furniture and fixtures                          7,596
         Leasehold improvements                            779
             Sub total                                  58,811
         Less accumulated depreciation                 (22,479)

         Property and equipment, net          $         36,332

E.     Capitalized Lease Obligation

       The Company lease equipment under a capital lease signed on March 17, 1998 and expiring March 17, 2001. The asset and liability under the capital were recorded at the fair value of the asset for $6,420. The equipment is depreciated over its estimated useful life. Depreciation of this asset of $683.10 for the nine-month period ending December 31, 1999 is included in depreciation expense. Lease payments were $1,595.31 for the nine months ended December 31, 1999.

       Minimum future lease payments under this capital lease at December 31, 1999 are as follows

         Twelve Months
             Ending
         December 31,
         -------------
              2000                                  $2,132
           Thereafter                                  533
                                                  --------
                                                     2,665

E.       Operating Leases

Building Lease

       The Company leases its Arizona business facility under a noncancelable operating lease, which expired September 30, 1999. This lease was amended and extended to December 31, 1999.

       Lease expense for this operating lease was $22,827 for the nine months ended December 31, 1999.

       On September 28, 1999 the Company entered into a three-year lease with D.E.K. Enterprises, Inc. for 3,300 square feet in Phoenix, Arizona, to be used for shipping and warehousing operations. The minimum lease payments are $2,065 per month for the first year. During the second year the monthly payments will be $2,131,20 and for the third year $2,197.80. This new leased warehousing facilities will allow the Company to consolidate current warehousing operations and reduce warehousing and shipping costs.

The following is a schedule of noncancelable future minimum lease payments under this operating lease:

         Twelve Months
            Ending
          December 31
          -----------
             2000                               $  22,715
             2001                                  25,574
             2002                                  26,374
             Thereafter                          --------
                                                  $74,663

F.     Other Assets

       Other assets at December 31, 1999 are summarized as follows:

         Refundable Deposits                    $   5,284

G.       Notes Payable

       The Company currently has a $50,000 note payable to Union Bank of Arizona N.A. dated December 11, 1998. The loan bears interest at 10.25% per annum and is secured by UCC1 filing on the Company's assets. The maturity date is December 11, 1999 thus is currently in default.

       The Company is endebted to an officer in the amount of $2,114.43, as of December 31, 1999. The loan is unsecured and bears interest at a rate of 7% annually. The loan does have a maturity date and is therefore recorded as a current liability. Accrued and unpaid interest of $307.10 is due to the officer.

H.       Compensated Assets

         The Company has no formal vacation, sick or personal time policies. There is, therefore, no accrual for compensated absences.

I.     Shareholders' Equity

       Common Stock

       The Company has 50,000,000 shares of $0.001 par value common stock authorized. At December 31, 1999, 12,433,780 shares were issued and outstanding

J.     Related Party Transactions

       Remedent headquarters in California occupies approximately 1000 square feet of Rebecca M. Inzunza's primary residence that totals 4,400 square feet. Rent paid directly to Ms. Inzunza each month is $300.00.

       The Company has a royalty agreement with Jean Louis Vrignaud which provides 4.5% royalty of the net sales with a cap of $2 million dollars as compensation for the assignment of all Remedent patents to the Company. As of December 31, 1999 accrued and unpaid royalties totaled $37,344.

       Except for the Royalty Agreement, the Company had not entered into any transactions involving its executive officers, directors, 5% stockholders and immediate family of those persons.

PART III.         EXHIBITS

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this Form 10-SB

          Number            Description                     Page Number     Tab
         --------   ---------------------------------       -----------    -----
         2.1        Articles of Incorporation                   73            A

         2.2        By-laws                                     77            B

         6.1        Stock Exchange Agreement                    99            C

         6.2        Marketing Agreement with                    121           D
                    Jean Louis Vrignaud

         6.3        Sales and Marketing                         130           E
                    Agreement with Double Eagle

SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REMEDENT USA, INC.


Date:


By:       /s/
     -------------------------------
     Rebecca M. Inzunza, President/CEO